CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2015

1. Organization and Summary of Significant Accounting Policies

The Company

Credit Suisse Securities (USA) LLC and Subsidiaries (the "Company") is a wholly owned subsidiary of Credit Suisse (USA), Inc. (the "Parent Company" or "CS USA") and an indirect wholly owned subsidiary of Credit Suisse Holdings (USA), Inc. ("CS Holdings"), whose ultimate parent is Credit Suisse Group AG ("CSG").

The consolidated statement of financial condition include the accounts of the Company and its wholly owned subsidiary, Special Situations Holdings, Inc. – Westbridge, as well as all Variable Interest Entities ("VIEs") where the Company is the primary beneficiary. See Note 9 for more information regarding the Company's consolidation of VIEs.

The Company, as a U.S. registered broker-dealer, provides a variety of capital raising, market making, advisory and brokerage services for governments, financial institutions, high-net-worth individuals and corporate clients and affiliates. It is also a primary dealer in U.S. government securities and an underwriter, placement agent and dealer for money market instruments, commercial paper, mortgage and other asset-backed securities, as well as a range of debt, equity and other convertible securities of corporations and other issuers.

The accompanying consolidated statement of financial condition have been prepared from the separate records maintained by the Company and may not necessarily be indicative of the financial condition or the results of its operations that would have existed if the Company had been operated as an unaffiliated entity.

Significant Accounting Policies

Basis of financial information. To prepare the consolidated statement of financial condition in accordance with accounting principles generally accepted in the United States of America ("US GAAP"), management is required to make estimates and assumptions, including but not limited to, the fair value measurements of certain financial assets and liabilities, the evaluation of variable interest entities, recognition of deferred tax assets, pension liabilities, and tax uncertainties, as well as various contingencies. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the consolidated statement of financial condition during the reporting period. While management evaluates its estimates and assumptions on an ongoing basis, actual results could differ materially from management's estimates. Market conditions may increase the risk and complexity of the judgments applied in these estimates. All material intercompany balances and transactions have been eliminated. Certain reclassifications have been made to conform to the current presentation.

Cash and cash equivalents. Cash and cash equivalents include all demand deposits held in banks, including demand deposits held at affiliate branches, and certain highly liquid investments with original maturities of 90 days or less, other than those held-for-sale in the ordinary course of business.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2015

1. **Organization and Summary of Significant Accounting Policies (Continued)**

Collateralized short-term financings. The Company enters into transactions involving securities sold under agreements to repurchase ("repurchase agreements") and securities purchased under agreements to resell ("resale agreements") and securities borrowed and securities loaned transactions as part of the Company's matched-book activities to accommodate clients, finance the Company's trading inventory, obtain securities for settlement and earn interest spreads. Repurchase and resale agreements and securities loaned and securities borrowed transactions do not constitute economic sales and are therefore treated as collateralized financing, which are accounted for as financing transactions.

Certain repurchase agreements and resale agreements that primarily represent matched-book activities are carried at fair value. The remaining repurchase agreements and resale agreements are carried at contract amounts that reflect the amounts at which the securities will be subsequently repurchased or resold. Interest on repurchase and resale agreements is accrued and is included in the consolidated statement of financial condition in receivables from and payables to brokers, dealers and others. The Company takes possession of the securities purchased under resale agreements and obtains additional collateral when the market value falls below the contract value. The Company nets certain repurchase agreements and resale agreements with the same counterparty in the consolidated statement of financial condition when all of the criteria under US GAAP have been met.

Certain securities loaned and securities borrowed transactions that represent matched-book activities are carried at fair value. The remaining securities borrowed and securities loaned transactions that are cash-collateralized are included in the consolidated statement of financial condition at amounts equal to the cash advanced or received. If securities received in a securities lending transaction as collateral may be sold or repledged, they are recorded at the fair value of the collateral received as securities received as collateral in the consolidated statement of financial condition and a corresponding obligation to return the security is recorded. For securities borrowing and lending transactions, the Company deposits or receives cash or securities collateral in an amount generally in excess of the market value of securities borrowed or lent. The Company monitors the fair value of securities borrowed and loaned on a daily basis with additional collateral obtained as necessary.

Fair value measurement and option. The fair value measurement guidance establishes a single authoritative definition of fair value and sets out a framework for measuring fair value. The fair value option creates an alternative measurement treatment for certain financial assets and financial liabilities. The fair value option can be elected at initial acquisition of the eligible item or at the date when the Company enters into an agreement which gives rise to an eligible item (e.g., a firm commitment or a written loan commitment). If not elected at initial recognition, the fair value option can be applied to an item upon certain triggering events that give rise to a new basis of accounting for that item. The application of the fair value option to a financial asset or a financial liability does not change its classification on the face of the balance sheet and the election is irrevocable. A significant portion of the Company's financial instruments are carried at fair value. See Note 3 for more information.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2015

1. Organization and Summary of Significant Accounting Policies (Continued)

Derivative contracts. All derivative contracts are carried at fair value. The fair value amounts associated with derivative instruments are reported net by counterparty across products, provided a legally enforceable master netting agreement exists and such provisions are stated in the master netting agreement. The fair value amounts recognized for derivative instruments as well as the fair value amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral, are reported net. See Note 6 for more information.

Receivables from customers/Payables to customers. Receivables from and payables to customers include amounts due on regular way securities transactions, margin transactions and futures. Securities owned by customers, including those that collateralize margin or similar transactions are held for clients on an agency or fiduciary capacity by the Company, are not assets of the Company and are not reflected in the consolidated statement of financial condition.

Receivables from brokers, dealers and others/Payables to brokers, dealers and others. Receivables from brokers, dealers and others include amounts receivable for securities not delivered by the Company to a purchaser by the settlement date ("fails to deliver"), omnibus receivables, receivables from clearing organizations, and other non-customer receivables, which are primarily amounts related to futures contracts. Payables to brokers, dealers and others include amounts payable for securities not received by the Company from a seller by the settlement date ("fails to receive"), payables to clearing organizations and other non-customer payables, which are primarily amounts related to futures contracts. In addition, the net receivable or payable arising from unsettled regular-way trades is included in receivables from brokers, dealers and others or payables to brokers, dealers and others.

Capitalized software and office facilities. The Company capitalizes costs relating to the acquisition, installation and development of software with a measurable economic benefit, but only if such costs are identifiable and can be reliably measured. The Company depreciates capitalized software costs on a straight-line basis over the estimated useful life of the software, generally not exceeding three years, taking into consideration the effects of obsolescence, technology, competition and other economic factors. At December 31, 2015, capitalized software (net of depreciation) was $417 million. Office facilities are carried at cost and are depreciated on a straight-line basis over their estimated useful life of three to seven years. Leasehold improvements are amortized over the lesser of the useful life of the improvement or term of the lease.

Goodwill and identifiable intangible assets. Goodwill represents the amount by which the purchase price exceeds the fair value of the net tangible and intangible assets of an acquired company on the date of acquisition. Goodwill and indefinite-lived intangible assets are reviewed annually for impairment. Intangible assets that do not have indefinite lives, principally client relationships, are amortized over their useful lives and reviewed for impairment. Intangible assets are included in other assets and deferred amounts in the consolidated statement of financial condition. See Note 10 for more information.

Consolidation of VIEs. The Company consolidates VIEs for which it has both the power to direct the activities that most significantly affect the economics of the VIE and has potentially significant benefits or losses in the VIE. See Note 9 for more information.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2015

1. Organization and Summary of Significant Accounting Policies (Continued)

Securitization. The Company securitizes primarily residential mortgage-backed securities ("RMBS") and commercial mortgage-backed securities ("CMBS"). Before recording a securitization as a sale, the Company must assess whether that transfer is accounted for as a sale of the assets. Transfers of assets may not meet sale requirements if the assets have not been legally isolated from the Company and/or if the Company's continuing involvement is deemed to give it effective control over the assets. If the transfer is not deemed a sale, it is instead accounted for as a secured borrowing, with the transferred assets as collateral. The Company may retain interests in these securitized assets in connection with its underwriting and market-making activities. Retained interests in securitized financial assets are included at fair value in financial instruments owned in the consolidated statement of financial condition. The fair values of retained interests are determined using either prices of comparable securities observed in the market, vendor prices or the present value of estimated future cash flow valuation techniques that incorporate assumptions that market participants customarily use in their estimates of values including prepayment speeds, credit losses and discount rates. See Note 9 for more information.

Projected benefit obligation. The Company uses the projected unit credit actuarial method to determine the present value of its projected benefit obligations ("PBO") and the current and past service costs or credits related to its defined benefit and other post-retirement benefit plans. The measurement date used to perform the actuarial valuation is December 31. Certain key assumptions are used in performing the actuarial valuations. These assumptions must be made concerning the future events that will determine the amount and timing of the benefit payments and thus require significant judgment and estimates by the Company management. Among others, assumptions have to be made with regard to discount rates, expected return on plan assets and salary increases. The assumed discount rates reflect the rates at which the pension benefits could be effectively settled. These rates are determined based on yields of high-quality corporate bonds currently available and are expected to be available during the period to maturity of the pension benefits. The expected long-term rate of return on plan assets is determined on a plan basis, taking into account asset allocation, historical rate of return, benchmark indices for similar-type pension plan assets, long-term expectations of future returns and investment strategy. Health care cost trend rates are determined by reviewing external data and the Company's own historical trends for health care costs. Salary increases are determined by reviewing external data and considering internal projections. The funded status of the Company's defined benefit post-retirement and pension plans is recognized in the consolidated statement of financial condition.

Income taxes. The Company is included in the consolidated federal income tax return filed by CS Holdings and certain state and local income tax returns filed by CS Holdings and CS USA. CS Holdings allocates federal income taxes to its subsidiaries on a separate return basis and any state and local income taxes on a pro rata basis, pursuant to a tax sharing arrangement.

The Company uses the asset and liability method in providing for income taxes which requires that deferred income taxes be recorded and adjusted for the future tax consequences of events that have been recognized in the financial statements or tax returns, based upon enacted tax laws and rates. Deferred tax assets are recognized subject to management's judgment that realization is more likely than not. The state and local deferred tax asset is included in other assets and deferred amounts in the consolidated statement of financial condition. The federal deferred tax asset is reflected as a reduction to the current tax liability balance which is included in other liabilities in the consolidated statement of financial condition. See Note 18 for more information.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2015

1. **Organization and Summary of Significant Accounting Policies (Continued)**

The Company uses a two-step approach in recognizing and measuring its uncertain tax benefits whereby it is first determined if the tax position is more likely than not to be sustained under examination. If the tax position meets the more likely than not threshold, the position is then measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. For more information on the Company's accounting for uncertainty in income taxes, see Note 18.

RECENTLY ADOPTED ACCOUNTING STANDARDS

ASC Topic 860 – Transfers and Servicing

In June 2014, the FASB issued ASU 2014-11, "Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures" ("ASU 2014-11"), an update to Topic 860 – Transfers and Servicing. ASU 2014-11 amends the accounting guidance for repurchase-to-maturity transactions and repurchase financing arrangements. As a result of these amendments, repurchase-to-maturity transactions will be reported as secured borrowings. For repurchase financing arrangements, the amendments require separate accounting for a transfer of a financial asset executed contemporaneously with a repurchase agreement with the same counterparty, which will result in secured borrowing accounting for the repurchase agreement. The amendments also specify new disclosures that entities must include. ASU 2014-11 is effective for interim and annual periods beginning after December 15, 2014. The adoption of ASU 2014-11 on January 1, 2015 did not have an impact on the Company's consolidated statement of financial condition.

STANDARDS TO BE ADOPTED IN FUTURE PERIODS

ASC Topic 718 – Compensation – Stock Compensation

In June 2014, the FASB issued ASU 2014-12, "Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period" ("ASU 2014-12"), an update to Topic 718 – Compensation – Stock Compensation. The amendments require that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. ASU 2014-12 is effective for interim and annual periods beginning after December 15, 2015 with early adoption permitted. The Company is currently evaluating the impact of the adoption of ASU 2014-12 on the Company's consolidated statement of financial condition.

ASC Topic 810 – Consolidation

In February 2015, the FASB issued ASU 2015-02, "Amendments to the Consolidation Analysis" ("ASU 2015-02"), an update to ASC Topic 810 – Consolidation. The amendments in ASU 2015-02 rescind the indefinite deferral for certain investments included in ASU 2010-10, Consolidation ("ASC Topic 810"), "Amendments for Certain Investment Funds". The amendments in ASU 2015-02 also require a re-evaluation as to whether certain legal entities require consolidation under the revised consolidation model specifically as it relates to, whether limited partnerships and similar legal entities are variable interest entities or voting interest entities, elimination of the presumption that a general partner controls a partnership, the consolidation analysis of VIEs, particularly those that have fee arrangements and related party relationships. ASU 2015-02 is effective for interim and annual reporting periods beginning after December 15, 2015 with early adoption permitted. The Company is currently evaluating the impact of the adoption of ASU 2015-02 on the Company's consolidated statement of financial condition.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2015

1.   Organization and Summary of Significant Accounting Policies (Continued)

In August 2014, the FASB issued ASU 2014-13, "Measuring the Financial Assets and the Financial Liabilities of a Consolidated Collateralized Financing Entity" ("ASU 2014-13"), an update to ASC Topic 810 – Consolidation. ASU 2014-13 applies to reporting entities that are required to consolidate a collateralized financing entity ("CFE") under the variable interest entities guidance. These entities may elect to measure the financial assets and the financial liabilities of the CFE at fair value using either ASC Topic 820 – Fair Value Measurements or an alternative provided in ASU 2014-13. When using the measurement alternative provided in this update, the reporting entity should measure both the financial assets and the financial liabilities of the CFE using the most observable of the fair value of the financial assets and the fair value of the financial liabilities. ASU 2014-13 is effective for interim and annual periods beginning after December 15, 2015 with early adoption permitted as of the beginning of an annual period. The Company is currently evaluating the impact of the adoption of ASU 2014-13 on the Company's consolidated statement of financial condition.

ASC Topic 606 – Revenue from Contracts with Customers

In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers" ("ASU 2014-09"), an update to Topic 606 – Revenue from Contracts with Customers. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU outlines key steps that an entity should follow to achieve the core principal. In August 2015, the FASB issued ASU 2015-14, "Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date" ("ASU 2015-14"). ASU 2015-14 defers the effective date of ASU 2014-09 from interim and annual periods beginning after December 15, 2016 to December 15, 2017. The Company is currently evaluating the impact of the adoption of ASU 2014-09 on the Company's consolidated statement of financial condition.

ASC Topic 820 – Fair Value Management

In May 2015, the FASB issued ASU 2015-07, "Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)" ("ASU 2015-07"), an update to ASC Topic 820 – Fair Value Measurement. The amendments in ASU 2015-07 remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient and change the scope of certain disclosure requirements to those investments for which an entity has elected using that practical expedient. ASU 2015-07 is effective for interim and annual periods beginning after December 15, 2015 with early adoption permitted. The Company is currently evaluating the impact of the adoption of ASU 2015-07 on the Company's consolidated statement of financial condition.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2015

1. Organization and Summary of Significant Accounting Policies (Continued)

ASC Topic 825 – Financial Instruments - Overall

In January 2016, the FASB issued ASU 2016-01, "Recognition and Measurement of Financial Assets and Financial Liabilities" (ASU 2016-01), an update to ASC Topic 825 – Financial Instruments – Overall. The amendments in ASU 2016-01 address certain aspects of recognition, measurement, presentation and disclosure of financial instruments. The amendments primarily affect the accounting for equity investments, financial liabilities under the fair value option and the presentation and disclosure requirements for financial instruments. ASU 2016-01 is effective for annual reporting periods beginning after December 15, 2017, and for the interim and annual reporting periods thereafter. Early adoption of the full standard is not permitted, however, certain sections of ASU 2016-01 relating to fair value option elected financial liabilities can be early adopted in isolation. These amendments to ASU 2016-01 require the changes in fair value relating to instrument specific credit risk of fair value option elected financial liabilities to be presented separately in accumulated other comprehensive income. The Company has early adopted these sections of the update on January 1, 2016, however, there is no material impact on the Company's consolidated statement of financial condition. The Company is currently evaluating the impact of the adoption of the remaining sections of ASU 2016-01 on the Company's consolidated statement of financial condition.

2. Restructuring

In October 2015 CSG announced that it had entered into an exclusive recruiting arrangement to transfer its US domestic private banking relationship managers, their clients and certain other staff to Wells Fargo's brokerage business, Wells Fargo Advisors, by early 2016. At December 31, 2015, the Company recorded a restructuring provision of $115 million in other liabilities within the consolidated statement of financial condition.

3. Fair Value of Financial Instruments

Fair Value Measurement

A significant portion of the Company's financial instruments are carried at fair value. Deterioration of the financial markets could significantly impact the fair value of these financial instruments. The fair value of the majority of the Company's financial instruments is based on quoted prices in active markets or observable inputs. These instruments include U.S. government securities, corporate debt securities, listed equity securities, exchange traded and certain over-the-counter ("OTC") derivative instruments, mortgage-backed and asset-backed securities, certain resale agreements and securities borrowed transactions, repurchase agreements and securities loaned transactions.

In addition, the Company holds financial instruments for which no prices are available, and/or which have little or no observable inputs. For these instruments, the determination of fair value requires subjective assessment and judgment depending on liquidity, pricing assumptions, the current economic and competitive environment and the risks affecting the specific instrument. In such circumstances, valuation is determined based on management's own judgments about the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk. These instruments include certain corporate debt securities, certain high-yield debt securities, distressed debt securities, certain equity securities, certain collateralized debt obligations ("CDOs"), and certain mortgage-backed and asset-backed securities.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2015

3. Fair Value of Financial Instruments (Continued)

The fair value of financial assets and liabilities is impacted by factors such as benchmark interest rates, prices of financial instruments issued by third parties, commodity prices and index prices or rates. In addition, valuation adjustments are an integral part of the valuation process when market prices are not indicative of the credit quality of a counterparty, and are applied to debt instruments.

Fair Value Hierarchy

The levels of the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access. This level of the fair value hierarchy provides the most reliable evidence of fair value and is used to measure fair value whenever available.

Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly. These inputs include: (a) quoted prices for similar assets or liabilities in active markets; (b) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or price quotations vary substantially either over time or among market makers, or in which little information is publicly available; (c) inputs other than quoted prices that are observable for the asset or liability or (d) inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3: Inputs that are unobservable for the asset or liability. These inputs reflect the Company's own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). These inputs are developed based on the best information available in the circumstances, which include the Company's own data. The Company's own data used to develop unobservable inputs are adjusted if information indicates that market participants would use different assumptions.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2015

3.   Fair Value of Financial Instruments (Continued)

Quantitative Disclosures of Fair Values

The following is a tabular presentation of fair value of assets and liabilities for instruments measured at fair value on a recurring basis.

Fair value of assets and liabilities

December 31, 2015	Level 1	Level 2	Level 3	Total at fair value
Assets		(In millions)		
Resale agreements and securities borrowed transactions	$ -	$ 54,752	$ -	$ 54,752
Securities received as collateral				
Debt instruments	589	400	57	1,046
Equity instruments	26,527	-	-	26,527
Total securities received as collateral	27,116	400	57	27,573
Debt instruments:				
US government	5,100	-	-	5,100
Commercial mortgage-backed securities (CMBS)	-	3,362	184	3,546
Corporates	-	3,326	120	3,446
Foreign government	1	37	-	38
Other collateralized debt obligations (CDO)	-	2,056	230	2,286
Residential mortgage-backed securities (RMBS)	-	21,885	808	22,693
Total debt instruments	5,101	30,666	1,342	37,109
Equity instruments	3,808	783	482	5,073
Derivative contracts:				
Interest rate products	617	22	-	639
Foreign exchange products	-	43	-	43
Equity/index-related products	26	3	28	57
Netting(1)				(395)
Total derivative contracts	643	68	28	344
Other assets:				
Loans held-for-sale	-	350	10	360
Available-for-sale securities	-	870	150	1,020
Other	-	2	13	15
Total other assets	-	1,222	173	1,395
Total assets at fair value	$ 36,668	$ 87,891	$ 2,082	$ 126,246

_____
(1)   Derivative contracts are reported on a gross basis by level. The impact of netting represents an adjustment related to counterparty and cash collateral netting.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2015

3. Fair Value of Financial Instruments (Continued)

December 31, 2015	Level 1	Level 2	Level 3	Total at fair value
Liabilities		(In millions)		
Repurchase agreements and securities loaned transactions	$ -	$ 45,287	$ -	$ 45,287
Obligation to return securities received as collateral				
Debt instruments	589	400	57	1,046
Equity instruments	26,527	-	-	26,527
Total obligation to return securities received as collateral	27,116	400	57	27,573
Debt instruments:				
US government	3,315	-	-	3,315
Commercial mortgage-backed securities (CMBS)	-	18	-	18
Corporates	-	2,337	-	2,337
Foreign government	12	34	-	46
Residential mortgage-backed securities (RMBS)	-	1	-	1
Total debt instruments	3,327	2,390	-	5,717
Equity instruments	2,063	18	1	2,082
Derivative contracts:				
Interest rate products	657	1	-	658
Foreign exchange products	-	45	-	45
Equity/index-related products	29	2	3	34
Netting(1)				(401)
Total derivative contracts	686	48	3	336
Subordinated and other long-term borrowings	-	1,026	14	1,040
Other liabilities	-	501	654	1,155
Total liabilities at fair value	$ 33,192	$ 49,670	$ 729	$ 83,190

_____

(1) Derivative contracts are reported on a gross basis by level. The impact of netting represents an adjustment related to counterparty and cash collateral netting.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2015

3. Fair Value of Financial Instruments (Continued)

Transfers between Level 1 and Level 2

Year ended December 31, 2015	Transfers out of Level 1 to Level 2		Transfers to Level 1 out of Level 2	
	(In millions)			
Assets				
Equity instruments (1)	$	13	$	41
Derivative contracts (2)		1		278
Total assets at fair value	$	14	$	319
Liabilities				
Equity instruments (3)	$	41	$	14
Derivative contracts		-		1
Total liabilities at fair value	$	41	$	15

_____

(1) Transfers to level 1 out of level 2 relate to equity instruments that experienced increased observability of exchange traded pricing data during the year ended December 31, 2015 as trading restrictions were removed.

(2) Transfers to level 1 out of level 2 relate to equity/index-related derivative contracts where the Company was able to obtain exchange traded quotes for the pricing inputs, as the derivatives moved closer to maturity, during the year ended December 31, 2015.

(3) Transfers out of level 1 to level 2 relate to equity instruments that experienced reduced observability of pricing data during the year ended December 31, 2015.

All transfers between level 1 and level 2 are reported through the last day of the reporting period.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2015

3. **Fair Value of Financial Instruments (Continued)**

Qualitative Disclosures of Valuation Techniques

CSG has implemented and maintains a valuation control framework, which is supported by policies and procedures that define the principles for controlling the valuation of the Company's financial instruments. Product Control and Risk Management create, review and approve significant valuation policies and procedures. The framework includes three main internal processes (i) valuation governance; (ii) independent price verification and significant unobservable inputs review; and (iii) a cross - functional pricing model review. Through this framework, the Company concludes on the reasonableness of the fair value of its financial instruments.

On a monthly basis, meetings are held for each business line with senior representatives of the Front Office and Product Control to discuss independent price verification results, valuation adjustments and other significant valuation issues. On a quarterly basis, a review of significant changes in the fair value of financial instruments is undertaken by Product Control and conclusions are reached regarding the reasonableness of those changes. Additionally, on a quarterly basis, meetings are held for each business line with senior representatives of the Front Office, Product Control, Risk Management and Financial Accounting to discuss independent price verification results, valuation issues, business and market updates, as well as a review of significant changes in fair value from the prior quarter, significant unobservable inputs and prices used in valuation techniques and valuation adjustments.

The results of these meetings are aggregated for presentation to CSG's Valuation and Risk Management Committee ("VARMC") and the CSG Audit Committee. The VARMC, which is comprised of Executive Board members of CSG and the heads of the business and control functions, meets to review and ratify valuation review conclusions, and to resolve significant valuation issues for the Company. Oversight of the valuation control framework is through specific and regular reporting on valuation directly to the CSG's Executive Board through the VARMC.

One of the key components of the governance process is the segregation of duties between Front Office and Product Control, wherein the Front Office is responsible for measuring inventory at fair value on a daily basis, while Product Control is responsible for independently reviewing and validating those valuations on a periodic basis. The Front Office values the inventory using, wherever possible, observable market data which may include executed transactions, dealer quotes or broker quotes for the same or similar instruments. Product Control validates this inventory using independently sourced data that also includes executed transactions, dealer quotes and broker quotes.

Product Control utilizes independent pricing service data as part of their review process. Independent pricing service data is analyzed to ensure that it is representative of fair value including confirming that the data corresponds to executed transactions or executable broker quotes, review and assessment of contributors to ensure they are active market participants, review of statistical data and utilization of pricing challenges. The analysis also includes understanding the sources of the pricing service data and any models or assumptions used in determining the results. The purpose of the review is to judge the quality and reliability of the data for fair value measurement purposes and its appropriate level of usage within the Product Control independent valuation review.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2015

3. **Fair Value of Financial Instruments (Continued)**

For certain financial instruments the fair value is estimated in full or in part using valuation techniques based on assumptions that are not supported by market observable prices, rates or other inputs. In addition, there may be uncertainty about a valuation, which results from the choice of valuation technique or model used, the assumptions embedded in those models, the extent to which inputs are not market observable, or as a consequence of other elements affecting the valuation technique or model. Model calibration is performed when significant new market information becomes available or at a minimum on a quarterly basis as part of the business review of significant unobservable inputs for level 3 instruments. For models that have been deemed to be significant to the overall fair value of the financial instrument, model validation is performed as part of the periodic review of the related model.

CSG performs a sensitivity analysis of its significant level 3 financial instruments. This sensitivity analysis estimates a fair value range by changing the related significant unobservable inputs value. This sensitivity analysis is an internal mechanism to monitor the impact of reasonable alternative inputs or prices for level 3 financial instruments. Where a model-based technique is used to determine the fair value of the level 3 financial instrument, an alternative input value is utilized to derive an estimated fair value range. Where a price-based technique is used to determine the fair value of the level 3 financial instruments, Front Office professional judgment is used to estimate a fair value range.

For level 3 assets with a significant unobservable input of prepayment rate, earnings before income tax, depreciation and amortization ("EBITDA") multiple, and price, in general, an increase in the significant unobservable input would increase the fair value. For level 3 assets with a significant unobservable input of default rate, discount rate, loss severity, and capitalization rate, in general, an increase in the significant unobservable input would decrease the fair value. An increase in the related significant unobservable input for level 3 liabilities would have the inverse impact on fair value.

The following information on the valuation techniques and significant unobservable inputs of the various financial instruments, and the sensitivity of fair value measurements to changes in significant unobservable inputs, should be read in conjunction with the quantitative disclosures of valuation techniques table.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2015

3. **Fair Value of Financial Instruments (Continued)**

Repurchase agreement and resale agreement transactions and securities borrowed and securities loaned

Securities purchased under resale agreements and securities sold under repurchase agreements are measured at fair value using discounted cash flow analysis. Future cash flows are discounted using observable market interest rate repurchase/resale curves for the applicable maturity and underlying collateral of the instruments. As such, both securities purchased under resale agreements and securities sold under repurchase agreements are included in level 2 of the fair value hierarchy. Securities borrowed and securities loaned are measured at fair value and are included in level 2 of the fair value hierarchy. The balances of the securities borrowed and securities loaned are immaterial to the respective line items.

Securities purchased under resale agreements are usually fully collateralized or over collateralized by government securities, money market instruments, corporate bonds, or other debt instruments. In the event of counterparty default, the collateral service agreement provides the Company with the right to liquidate the collateral held.

Debt instruments

Corporates

Corporate bonds are priced to reflect current market levels either through recent market transactions or broker or dealer quotes. Where a market price for the particular security is not directly available, valuations are obtained based on yields reflected by other instruments in the specific or similar entity's capital structure and adjusting for differences in seniority and maturity, benchmarking to a comparable security where market data is available (taking into consideration differences in credit, liquidity and maturity), or through the application of cash flow modeling techniques utilizing observable inputs, such as current interest rate curves and observable CDS spreads. The significant unobservable input is market comparable price. Convertible bonds are generally valued using observable pricing sources. For a small number of convertible bonds no observable prices are available and valuation is determined using models, for which the key inputs include stock price, dividend rates, credit spreads, prepayment rates, discount rates, EBITDA multiples and equity market volatility.

CMBS, RMBS and other CDO securities

Fair values of RMBS, CMBS and other CDO may be available through quoted prices, which are often based on the prices at which similarly structured and collateralized securities trade between dealers and to and from customers. Generally, the fair values of RMBS, CMBS and other CDOs are valued using observable pricing sources. Fair values of RMBS, CMBS and other CDO for which there are no significant observable inputs are valued using price that is derived. Price may not be observable for fair value measurement purposes for many reasons, such as the length of time since the last executed transaction for the related security, usage of a price from a similar but not exact instrument, or usage of a price from an indicative quote. Fair values determined by price may include discounted cash flow models using the inputs prepayment rates, default rates, loss severity and discount rates.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2015

3.   Fair Value of Financial Instruments (Continued)

For some structured debt securities, determination of fair value requires subjective assessment depending on liquidity, ownership concentration, and the current economic and competitive environment. Valuation is determined based on management's own assumptions about how market participants would price the asset. Collateralized debt, bonds and loan obligations are split into various structured tranches, and each tranche is valued based upon its individual rating and the underlying collateral supporting the structure. Values are derived by using valuation models based on either prices of comparable securities observed in the market or discounted cash flows.

Equity instruments

The majority of the Company's positions in equity securities are traded on public stock exchanges, for which quoted prices are readily and regularly available. Fair values of preferred shares are determined by their yield and the subordination relative to the issuer's other credit obligations. Level 2 and level 3 equities include equity securities with restrictions that are not traded in active markets. Significant unobservable inputs may include EBITDA multiple.

Derivative contracts

Derivatives held for trading purposes include exchange-traded derivatives. The fair values of exchange-traded derivatives are typically derived from the observable exchange prices and/or observable inputs. Some observable exchange prices may not be considered executable at the reporting date and may have been adjusted for liquidity concerns. For those instruments where liquidity adjustments have been made to the exchange price, such as long-dated option contracts, the instrument has been included in level 2 of the fair value hierarchy. See Note 6 for more information.

Other assets

The Company's other assets include loans held-for-sale and available-for-sale securities held by VIE's that are used to back the securities issued by the VIEs. The fair value of loans held-for-sale from VIEs are determined based on the quoted prices for securitized bonds, where available, or on cash flow analyses for securitized bonds, when quoted prices are not available. Fair value of available-for-sale securities are determined similar to RMBS securities referenced above.

Subordinated and other long-term borrowings

The Company's subordinated and other long-term borrowings includes the long-term borrowings in VIEs that were consolidated. The fair value of long-term borrowings of consolidated VIEs is determined based on the quoted prices for securitized bonds, where available, or on cash flow analyses for securitized bonds, when quoted prices are not available. The significant unobservable input for subordinated and other long-term borrowings is price.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2015

3.   Fair Value of Financial Instruments (Continued)

Other liabilities

Included in other liabilities are Partner Asset Facility Units ("PAFs"), Contingent Capital Awards ("CCAs"), other deferred compensation plans, which are measured at fair value using the discounted cash flow method. The value of the PAFs liabilities are based on the contractual terms, as well as, the performance of a pool of financial instruments held by the Company and its affiliates, with substantially all assets held by affiliates. The value of the CCAs liabilities are based on CSG's referenced contingent convertible ("coco") instruments. The significant unobservable input is credit spread.

Interrelationships between significant unobservable inputs

There are no material interrelationships between the significant unobservable inputs for the financial instruments. As the significant unobservable inputs move independently, generally an increase or decrease in one significant unobservable input will have no impact on the other significant unobservable inputs.

Quantitative disclosures of valuation techniques

The following table provides a representative range of minimum and maximum values of each significant unobservable input for material level 3 assets and liabilities by the related valuation technique.

December 31, 2015	Fair Value (In millions)	Valuation Technique	Unobservable Input	Minimum Value	Maximum Value	Weighted Average
Assets						
Debt instruments:						
Commercial mortgage backed securities	184	Discounted cash flow	Default rate, in %	0.0%	32.0%	1.2%
			Discount rate, in %	0.2%	23.2%	8.1%
			Loss severity, in %	0.0%	75.0%	3.8%
			Prepayment rate, in %	0.0%	16.0%	3.2%
Corporates	120	Market comparable	Price, in %	0.0%	103.0%	53.6%
Other collateralized debt obligations	230	Discounted cash flow	Default rate, in %	0.0%	10.0%	1.9%
			Discount rate, in %	0.8%	25.1%	10.8%
			Loss severity, in %	0.0%	100.0%	46.0%
			Prepayment rate, in %	0.0%	20.0%	14.1%
Residential mortgage backed securities	808	Discounted cash flow	Default rate, in %	0.0%	20.0%	3.2%
			Discount rate, in %	0.7%	35.7%	8.3%
			Loss severity, in %	0.0%	100.0%	50.4%
			Prepayment rate, in %	0.0%	27.0%	9.3%
Equity instruments	482	Discounted cash flow	EBITDA multiple	3	12	7.5
Other assets:						
Available-for-sale securities	150	Discounted cash flow	Default rate, in %	0.0%	5.0%	2.8%
			Discount rate, in %	5.1%	23.8%	8.2%
			Loss severity, in %	0.0%	96.0%	76.9%
			Prepayment rate, in %	0.0%	15.0%	10.5%
Liabilities						
Other liabilities	654	Discounted cash flow	Credit spread, in bp	516	520	517

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2015

3. **Fair Value of Financial Instruments (Continued)**

Qualitative discussion of the ranges of significant unobservable inputs

The following sections provide further information about the ranges of significant unobservable inputs included in the table above. The level of aggregation and diversity within the financial instruments disclosed in the table above result in certain ranges of significant inputs being wide and unevenly distributed across asset and liability categories.

Discount rate. The discount rate is the rate of interest used to calculate the present value of the expected cash flows of a financial instrument. There are multiple factors that will impact the discount rate for any given financial instrument including the coupon on the instrument, the term and the underlying risk of the expected cash flows. For example, two instruments of similar term and expected cash flows may have significantly different discount rates because the coupons on the instruments are different.

Default rate and loss severity. For financial instruments backed by residential real estate or other assets, diversity within the portfolio is reflected in a wide range for loss severity due to varying levels of default. The lower end of the range represents high performing or government guaranteed collateral with a low probability of default or guaranteed timely payment of principal and interest while the higher end of the range relates to collateral with a greater risk of default.

Prepayment rate. Prepayment rates may vary from collateral pool to collateral pool, and are driven by a variety of collateral specific factors, including the type and location of the underlying borrower, the remaining tenor of the obligation and the level and type (e.g. fixed or floating) of interest rate being paid by the borrower.

Fair Value Option

The Company elected fair value for certain of its financial statement captions as follows:

Repurchase agreement and resale agreement transactions and securities borrowed and securities loaned: The Company has elected to account for certain repurchase and resale agreements and securities borrowed and securities loaned transactions at fair value.

Other assets: Included in other assets are the loans held-for-sale and available-for-sale securities from VIEs, whose fair value is determined based on the quoted prices for securitized bonds, where available, or on cash flow analyses for securitized bonds when quoted prices are not available.

Subordinated and other long-term borrowings: Subordinated and other long-term borrowings include long-term borrowings of VIEs that were consolidated. The Company has elected to account for these transactions at fair value. The fair value of long-term borrowings of consolidated VIEs is determined based on the quoted prices for securitized bonds, where available, or on cash flow analyses for securitized bonds when quoted prices are not available.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2015

3. **Fair Value of Financial Instruments (Continued)**

Other liabilities: Included in other liabilities are failed sales, which represent the financing of assets that did not achieve sale accounting under US GAAP. Failed sales are valued in a manner consistent with the related underlying instruments. As of December 31, 2015 there are no failed sales recorded within the consolidated statement of financial condition.

The fair value election was made for the above financial statement captions as these activities are managed on a fair value basis, thus fair value accounting for these instruments is deemed more appropriate for reporting purposes.

Difference between the fair value and the aggregate unpaid principal balances

December 31, 2015	Of which at fair value		Aggregate unpaid principal		Difference between aggregate fair value and unpaid principal	
Financial instruments			(In millions)			
Resale agreements and securities-borrowed transactions..........	$	54,752	$	54,589	$	163
Other assets - Loans held-for-sale..		360		451		(91)
Repurchase agreements and securities-lending transactions......		45,287		45,295		(8)
Subordinated and other long-term borrowings..........................		1,040		1,460		(420)

In the ordinary course of business, the Company receives collateral in connection with its resale agreements and securities borrowed transactions and generally repledges the collateral received in connection with its repurchase agreements and securities lending transactions. As a result of the collateralized nature of these transactions, credit risk does not have an impact on fair value. The credit risk does not impact fair value for other assets as there is no counterparty risk consideration that goes into the pricing of these assets. For subordinated and other long-term borrowings, the credit risk does not impact fair value because the debt holders of the consolidated CDOs and other VIEs have recourse to the assets in these consolidated CDOs and other VIEs and not to the Company.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2015

3. Fair Value of Financial Instruments (Continued)

Leveling of assets and liabilities not at fair value where a fair value is disclosed

The following table provides the carrying value and fair value of financial instruments which are not carried at fair value in the consolidated statement of financial condition. The disclosure excludes all non-financial instruments such as lease transactions, real estate, premises and equipment, equity method investments and pension and benefit obligations.

December 31, 2015	Carrying Value	Fair value			Total
		Level 1	Level 2	Level 3	
Financial Assets			(In millions)		
Cash and cash equivalents	$ 2,043	$ 2,043	$ -	$ -	$ 2,043
Resale agreements and securities borrowed transactions	53,695	-	53,695	-	53,695
Receivables from customers	11,584	-	11,584	-	11,584
Receivables from brokers, dealers and other	6,722	-	6,722	-	6,722
Other assets and deferred amounts	2,721	-	2,687	34	2,721
Total financial assets	$ 76,765	$ 2,043	$ 74,688	$ 34	$ 76,765
Financial Liabilities					
Short-term borrowings (1)	$ 21,913	$ 58	$ 22,028	$ -	$ 22,086
Repurchase agreements and securities loaned transactions	41,566	-	41,566	-	41,566
Payables to customers	25,085	-	25,085	-	25,085
Payables to brokers, dealers and other	4,128	-	4,128	-	4,128
Subordinated and other long-term borrowings	9,500	-	9,589	-	9,589
Other liabilities	4,496	-	4,496	-	4,496
Total financial liabilities	$ 106,688	$ 58	$ 106,892	$ -	$ 106,950

_____
(1)   Amounts in Level 1 relate to cash overdrafts.

For the majority of these financial instruments, the carrying value approximates fair value due to the relatively short period of time between their origination and expected realization, as well as minimal credit risk inherent in these instruments.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2015

4. Related Party Transactions

In the ordinary course of business, the Company enters into significant financing and operating transactions with affiliated companies.

The following table sets forth the Company's related party assets and liabilities as of December 31, 2015:

ASSETS

	(In millions)
Cash and cash equivalents	$ 244
Securities purchased under agreements to resell	743
Securities borrowed	28,149
Securities received as collateral	27,519
Debt instruments (included in Financial instruments owned)	71
Derivative contracts (included in Financial instruments owned)	1
Receivables from customers	1,182
Receivables from brokers, dealers and others	1,400
Net deferred tax asset (included in Other assets and deferred amounts)	231
Taxes receivable (included in Other assets and deferred amounts)	365
Intercompany receivables (included in Other assets and deferred amounts)	604
Total assets	$ 60,509

LIABILITIES

Short-term borrowings	$ 21,872
Securities sold under agreements to repurchase	22,832
Securities loaned	36,690
Obligation to return securities received as collateral	27,519
Debt instruments (included in Financial instruments sold not yet purchased)	40
Payables to customers	1,457
Payables to brokers, dealers and others	2,858
Subordinated and other long-term borrowings	9,500
Taxes payable (included in Other liabilities)	95
Intercompany payables (included in Other liabilities)	646
Total liabilities	$ 123,509

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2015

4.   Related Party Transactions (Continued)

The Share Plan provides for the grant of equity-based awards to Company employees based on CSG shares pursuant to which employees of the Company may be granted shares or other equity-based awards as compensation for services performed. CS USA purchases shares directly and indirectly from CSG to satisfy these awards, but CS USA does not require reimbursement from the Company; therefore, amounts associated with these awards are considered a capital contribution to the Company and credited to paid-in-capital. Amounts contributed by CS USA relating to equity-based awards for the year ended December 31, 2015 were $712 million, net of taxes and dividend equivalents.

During the year ended December 31, 2015, the Company changed its intercompany funding strategy by shifting a significant portion of the unsecured funding received from Credit Suisse Cayman Branch, Credit Suisse Guernsey Branch and Credit Suisse Zurich Branch to CS Holdings.

The Company is included in the consolidated federal income tax return and combined state and local income tax returns filed by CS Holdings and CS USA. See Note 18 for more information.

5.   Receivables from/Payables to Brokers, Dealers and Others

Amounts receivable from and payable to brokers, dealers and others as of December 31, 2015 consist of the following:

	Receivables	Payables
	(In millions)	
Unsettled regular way securities trades, net	$ -	$ 302
Fails to deliver/fails to receive	622	936
Omnibus receivables/payables	155	-
Receivables from/payables to clearing organizations	5,563	117
Other non-customer receivables/payables	-	2,773
Other	382	-
Total	$ 6,722	$ 4,128

The Company clears certain of its proprietary and customer transactions through other broker-dealers on a fully disclosed basis. The amounts receivable from/payable to clearing organizations primarily relate to unsettled trades and deposits from customers held at clearing organizations and are collateralized by securities owned by the Company.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2015

6. Derivative Contracts

Derivatives are generally standard contracts transacted through regulated exchanges. The Company uses derivative contracts for trading, to provide products for clients and economic hedging purposes. Economic hedges arise when the Company enters into derivative contracts for its own risk management purposes, but the contracts entered into do not qualify for hedge accounting treatment. These derivatives include options, forwards, and futures.

Options

The Company performs market making activities for option contracts specifically designed to meet customer needs or for economic hedging purposes. The options do not expose the Company to credit risk because they are primarily exchange traded options. During the contract period, the Company bears the risk of unfavorable changes in the value of the financial instruments underlying the options. To manage this market risk, the Company purchases or sells cash or derivative financial instruments on a proprietary basis. Such purchases and sales may include debt and equity securities, forward and futures contracts, swaps and options. With purchased options, the Company gets the right, for a fee, to buy or sell the underlying instrument at a fixed price on or before a specified date. The underlying instruments for these options include fixed income securities, equities and interest rate instruments or indices.

Forwards and Futures

In the normal course of business, the Company's customer and trading activities include executing, settling and financing various securities and financial instrument transactions. To execute these transactions, the Company purchases and sells (including "short sales") securities, and purchases and sells forward contracts primarily related to U.S. government and agencies and mortgage-backed securities. In addition, the Company enters into futures contracts on equity-based indices and other financial instruments, as well as options on futures contracts. These contracts are typically settled through the Fixed Income Clearing Corporation ("FICC").

Because forward contracts are subject to the credit worthiness of the counterparty, the Company is exposed to credit risk. To mitigate this credit risk, the Company reviews the credit worthiness of specific counterparties, reviews credit limits, requires certain customers and counterparties to maintain margin collateral and adheres to internally established credit extension policies.

For futures contracts and options on futures contracts, the change in the market value is settled with a clearing broker or exchange in cash each day. As a result, the credit risk with the clearing broker is limited to the net positive change in the market value for a single day, which is recorded in receivables from brokers, dealers and others in the consolidated statement of financial condition.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2015

6.   Derivative Contracts (Continued)

Fair value of derivative instruments

The table below represents gross derivative fair values, segregated by type of contract. Notionals have also been provided as an indication of the volume of derivative activity within the Company.

	Notional amount	Positive replacement value	Negative replacement value
As of December 31, 2015		(In millions)	
Forwards	$ 671,778	$ 639	$ 657
Options bought and sold (OTC)	2,417	-	1
Futures	47,210	-	-
Options bought and sold (exchange traded)	614	-	-
Interest rate products	722,019	639	658
Forwards	15,091	43	45
Foreign exchange products	15,091	43	45
Forwards	185	9	28
Futures	2,758	-	-
Options bought and sold (exchange traded)	4,256	48	6
Equity/index-related products	7,199	57	34
Futures	2	-	-
Other products	2	-	-
Total gross derivatives contracts	744,311	739	737
Impact of counterparty netting (1)	-	(395)	(395)
Impact of cash collateral netting(1)	-	-	(6)
Total derivative contracts	$ 744,311	$ 344	$ 336

_____

(1)   Derivative contracts are reported on a net basis in the consolidated statement of financial condition. The impact of netting represents an adjustment for counterparty and cash collateral netting.

These financial instruments are included as derivative contracts in financial instruments owned/sold not yet purchased, respectively, in the consolidated statement of financial condition. Financial instruments related to futures contracts are included in receivables from brokers, dealers and others and payables to brokers, dealers and others, respectively, in the consolidated statement of financial condition.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2015

6. Derivative Contracts (Continued)

Managing the risks

As a result of the Company's broad involvement in financial products and markets, its trading strategies are correspondingly diverse and exposures are generally spread across a diversified range of risk factors and locations. CSG uses a value at risk ("VaR") and economic capital limit structure to limit overall risk-taking. The level of risk is further restricted by a variety of specific limits, including controls over trading exposures. Also as part of its overall risk management, CSG holds a portfolio of economic hedges. Hedges are impacted by market movements, similar to other trading securities, and may result in gains or losses on the hedges which offset losses or gains on the portfolios they were designed to economically hedge. CSG specifically risk manages its trading positions with regards to market and credit risk. For market risk the Company uses tools capable of calculating comparable exposures across its many activities, as well as focused tools that can specifically model unique characteristics of certain instruments or portfolios. As the hedges are recorded at the CSG level, there would be no impact on the financial results of the Company.

The principal risk management measurement methodology for financial instruments owned accounted for at fair value is value at risk. To mitigate the credit risk on these products and to transfer the risk into the capital markets, securities and cash are held as collateral.

7. Assets Assigned and Pledged

The Company pledges assets mainly for repurchase agreements and other securities financing. Certain pledged assets may be encumbered, meaning they have the right to be sold or repledged. The encumbered assets are parenthetically disclosed on the consolidated statement of financial condition. The Company receives cash and securities in connection with resale agreements, securities borrowing and loans

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2015

7. Assets Assigned and Pledged (Continued)

and margined broker loans. A substantial portion of the collateral and securities received by the Company was sold or repledged in connection with repurchase agreements, securities sold not yet purchased, securities borrowing or loans, pledges to clearing organizations and segregation requirements under securities laws and regulations.

As part of the Company's financing and securities settlement activities, the Company uses securities as collateral to support various secured financing sources. If the counterparty does not meet its contractual obligation to return securities used as collateral, the Company may be exposed to the risk of reacquiring the securities at prevailing market prices to satisfy its obligations. The Company controls this risk by monitoring the market value of financial instruments pledged each day and by requiring collateral levels to be adjusted in the event of excess market exposure.

The following table sets forth the assets pledged by the Company and the collateral received by the Company as of December 31, 2015:

	December 31, 2015
	(In millions)
Total assets pledged or assigned as collateral by the Company	53,237
of which was encumbered	25,337
Fair value of the collateral received by the Company with the right to sell or repledge	218,309
of which was sold or repledged	143,083

8. Offsetting of Financial Assets and Financial Liabilities

The disclosures set out in the tables below include derivatives, reverse repurchase and repurchase agreements, and securities lending and borrowing transactions that are offset in the Company's consolidated statement of financial condition; or are subject to an enforceable master netting agreement or similar agreement ("enforceable master netting agreements" or "enforceable MNA"), irrespective of whether they are offset in the Company's consolidated statement of financial condition. Similar agreements include derivative clearing agreements, global master repurchase agreements and global master securities lending agreements.

Derivatives

The Company primarily transacts its derivatives with exchanges ("exchange-traded derivatives") and central clearing counterparties ("OTC-cleared derivatives"), positive and negative replacement values and related cash collateral may be offset if the terms of the rules and regulations governing these exchanges and central clearing counterparties permit such netting and offset. Where no such agreements exist, fair values are recorded on a gross basis.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2015

8. Offsetting of Financial Assets and Financial Liabilities (Continued)

Offsetting of derivatives

The following table presents the gross amount of derivatives subject to enforceable master netting agreements by contract and transaction type, the amount of offsetting, the amount of derivatives not subject to enforceable master netting agreements and the net amount presented in the consolidated statement of financial condition.

	Derivative assets	Derivative liabilities
As of December 31, 2015	(in millions)	
OTC-cleared	$ 413	$ 420
OTC	4	3
Interest rate products	417	423
OTC	32	38
Foreign exchange products	32	38
Exchange-traded	48	6
Equity/index-related products	48	6
OTC-cleared	413	420
OTC	36	41
Exchange-traded	48	6
Total gross derivatives contracts subject to enforceable MNA	497	467
of which OTC-cleared	(354)	(354)
of which OTC	(35)	(41)
of which exchange-traded	(6)	(6)
Offsetting	(395)	(401)
of which OTC-cleared	59	66
of which OTC	1	-
of which exchange-traded	42	-
Total net derivatives subject to enforceable MNA	102	66
Total derivatives not subject to enforceable MNA (1)	242	270
Total net derivatives presented in the consolidated statement of financial condition	$ 344	$ 336

_____

(1) Represents derivatives where a legal opinion supporting their enforceability of netting in the event of default or termination under the agreement is not in place.

Reverse repurchase and repurchase agreements and securities lending and borrowing transactions

Reverse repurchase and repurchase agreements are generally covered by global master repurchase agreements with netting terms similar to ISDA Master Agreements. In certain situations, for example in the event of default, all contracts under the agreements are terminated and are settled net in one single payment.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2015

8. Offsetting of Financial Assets and Financial Liabilities (Continued)

Transactions under such agreements are netted in the consolidated statement of financial condition if they are with the same counterparty, have the same maturity date, settle through the same clearing institution and are subject to the same master netting agreement. The amounts offset are measured on the same basis as the underlying transaction (i.e. on an accrual basis or fair value basis).

Securities lending and borrowing transactions are generally executed under global master securities lending agreements with netting terms similar to ISDA Master Agreements. In certain situations, for example in the event of default, all contracts under the agreement are terminated and are settled net in one single payment. Transactions under these agreements are netted in the consolidated statement of financial condition if they meet the same right of setoff criteria as for reverse repurchase and repurchase agreements. In general, most securities lending and borrowing transactions do not meet the criterion of having the same settlement date specified at inception of the transaction, and therefore they are not eligible for netting in the consolidated statement of financial condition. However, securities lending and borrowing transactions with explicit maturity dates may be eligible for netting in the consolidated statement of financial condition.

Reverse repurchase and repurchase agreements are collateralized principally by government securities, money market instruments and corporate bonds and have terms ranging from overnight to a longer or unspecified period of time. In the event of counterparty default, the reverse repurchase agreement or securities lending agreement provides the Company with the right to liquidate the collateral held. As is the case in the Company's normal course of business, substantially all of the collateral received that may be sold or repledged has been sold or repledged as of December 31, 2015. In certain circumstances, financial collateral received may be restricted during the term of the agreement (e.g., in tri-party arrangements).

Offsetting of securities purchased under resale agreements and securities borrowing transactions

The following table presents the gross amount of securities purchased under resale agreements and securities borrowing transactions subject to enforceable master netting agreements, the amount of offsetting, the amount of securities purchased under resale agreements and securities borrowing transactions not subject to enforceable master netting agreements and the net amount presented in the consolidated statement of financial condition.

December 31, 2015	Gross		Offsetting		Net	
			(in millions)			
Securities purchased under resale agreements	$	50,677	$	(9,209)	$	41,468
Securities borrowing transactions		41,839		(1,813)		40,026
Total subject to enforceable MNA		**92,516**		**(11,022)**		**81,494**
Total not subject to enforceable MNA (1)		26,953		-		26,953
Total (2)	$	**119,469**	$	**(11,022)**	$	**108,447**

---

(1) Represents securities purchased under resale agreements and securities borrowing transactions where a legal opinion supporting their enforceability of netting in the event of default or termination under the agreement is not in place.

(2) $54,752 million of the total net amount of securities purchased under resale agreements and securities borrowing transactions are reported at fair value.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2015

8. Offsetting of Financial Assets and Financial Liabilities (Continued)

Offsetting of securities sold under repurchase agreements and securities lending transactions

The following table presents the gross amount of securities sold under repurchase agreements and securities lending transactions subject to enforceable master netting agreements, the amount of offsetting, the amount of securities sold under repurchase agreements and securities lending transactions not subject to master netting agreements and the net amount presented in the consolidated statement of financial condition.

	Gross		Offsetting		Net
December 31, 2015			(in millions)		
Securities sold under repurchase agreements	$	43,121	$	(11,022)	$	32,099
Securities lending transactions		38,036		-		38,036
Obligation to return securities received as collateral, at fair value		27,519		-		27,519
Total subject to enforceable MNA		**108,676**		**(11,022)**		**97,654**
Total not subject to enforceable MNA (1)		16,772		-		16,772
Total	**$**	**125,448**	**$**	**(11,022)**	**$**	**114,426**
of which securities sold under repurchase agreements and securities lending transactions (2)	$	97,875	$	(11,022)	$	86,853
of which obligation to return securities received as collateral, at fair value		27,573		-		27,573

_____

(1) Represents securities sold under repurchase agreements and securities lending transactions where a legal opinion supporting their enforceability of netting in the event of default or termination under the agreement is not in place.

(2) $45,287 million of the total net amount of securities sold under repurchase agreements and securities lending transactions are reported at fair value.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2015

8. Offsetting of Financial Assets and Financial Liabilities (Continued)

Amount not offset in the consolidated statement of financial condition

The following table presents the net amount presented in the consolidated statement of financial condition of financial assets and liabilities subject to enforceable master netting agreements and the gross amount of financial instruments and cash collateral not offset in the consolidated statement of financial condition. The table excludes derivatives, reverse repurchase and repurchase agreements and securities borrowing and lending transactions not subject to enforceable master netting agreements where a legal opinion supporting the enforceability of the master netting agreements is not in place.

	Net		Financial Instruments (1)		Cash collateral received/ pledged (1)		Net exposure
December 31, 2015				*(in millions)*			
Financial assets subject to enforceable MNA							
Derivatives...	$	102	$	-	$	3	$	99
Securities purchased under resale agreements........................		41,468		41,468		-		-
Securities borrowing transactions..		40,026		39,439		-		587
Total financial assets subject to enforceable MNA..............	**$**	**81,596**	**$**	**80,907**	**$**	**3**	**$**	**686**
Financial liabilities subject to enforceable MNA							
Derivatives...	$	66	$	-	$	-	$	66
Securities sold under repurchase agreements........................		32,099		32,099		-		-
Securities lending transactions..		38,036		37,976		-		60
Obligation to return securities received as collateral, at fair value....		27,519		27,426		-		93
Total financial liabilities subject to enforceable MNA.........	**$**	**97,720**	**$**	**97,501**	**$**	**-**	**$**	**219**

_____
(1) The total amount reported in financial instruments (recognized financial assets and financial liabilities and non-cash financial collateral) and cash collateral is limited to the amount of the related instruments presented in the consolidated statement of financial condition and therefore any over-collateralization of these positions is not included.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2015

9. **Transfers of Financial Assets and Variable Interest Entities**

   Securitization Activities

   In the normal course of business, the Company enters into transactions with, and makes use of, special purpose entities ("SPEs"). An SPE is an entity in the form of a trust or other legal structure designed to fulfill a specific limited need of the company that organized it and is generally structured to isolate the SPEs assets from creditors or other entities, including the Company. The principal uses of SPEs are to obtain liquidity by transferring certain Company financial assets and to create investment products for clients. SPEs typically qualify as VIEs. At each balance sheet date, VIEs are reviewed for events that may trigger reassessment of the entities' classification.

   The majority of the Company's securitization activities involve mortgages and mortgage-related securities and are predominantly transacted using SPEs. In a typical securitization, the SPE purchases assets financed by proceeds received from the SPE's issuance of debt instruments. These assets and liabilities are recorded on the balance sheet of the SPE and not reflected on the Company's consolidated statement of financial condition, unless either the Company sold the assets to the entity and the criteria under US GAAP for sale accounting was not met or the Company consolidates the SPE.

   The Company purchases RMBS, CMBS, and other debt securities for the purpose of securitization and sells these securities to SPEs. These SPEs issue RMBS, CMBS and other CDOs that are collateralized by the assets transferred to the SPE and that pay a return based on the returns on those assets. Investors in these mortgage-backed securities typically have recourse to the assets in the SPEs unless a third-party guarantee has been received to further enhance the credit worthiness of the assets. The investors and the SPEs have no recourse to the Company's assets. The Company is an underwriter of, and makes a market in, these securities.

   Re-securitizations comprised a portion of the Company's deal volume within its RMBS securitization business during the year ended December 31, 2015. In these transactions, certificates from existing RMBS securitizations are pooled and transferred into separate securitization trusts, which then issue new certificates. Re-securitizations are carried out to meet specific investor needs.

   Securitization transactions are assessed for appropriate accounting treatment of the assets transferred by the Company. The Company's and its clients' investing or financing needs determine the structure of each transaction, which in turn determines whether sale accounting and subsequent derecognition of the transferred assets applies. Certain transactions may be structured to include derivatives or other provisions that prevent sale accounting.

   When the Company transfers assets into an SPE, it must assess whether that transfer is accounted for as a sale of the assets. Transfers of assets may not meet sale requirements if the assets have not been legally isolated from the Company and/or if the Company's continuing involvement is deemed to give it effective control over the assets. If the transfer is not deemed a sale, it is instead accounted for as a secured borrowing, with the transferred assets as collateral.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2015

9.   **Transfers of Financial Assets and Variable Interest Entities (Continued)**

Continuing involvement in transferred financial assets

The Company may have continuing involvement in the financial assets that are transferred to an SPE, regardless of whether the transfer was accounted for as a sale or a secured borrowing, which may take several forms, including, but not limited to, recourse and guarantee arrangements and beneficial interests (i.e., the rights to receive all or portions of specified cash inflows received by an SPE, including, but not limited to, senior and subordinated shares of interest, principal, or other cash inflows to be "passed through" or "paid-through" and residual interests, whether in the form of debt or equity) as recorded on the Company's consolidated statement of financial condition at fair value. The carrying value and maximum exposure as of December 31, 2015 resulting from agreements to provide support to SPEs is included in the section titled 'Carrying amount of non-consolidated VIE assets and liabilities where the Company is not considered the primary beneficiary'.

The Company's exposure resulting from continuing involvement in transferred financial assets is generally limited to its beneficial interests, typically held by the Company in the form of instruments issued by the respective SPEs that are senior, subordinated or residual tranches. These instruments are held by the Company in connection with underwriting or market-making activities and are included in financial instruments owned in the consolidated statement of financial condition at fair value.

Investors usually have recourse to the assets in the SPE and often benefit from other credit enhancements. The SPE may also enter into a derivative contract in order to convert the yield of the underlying assets to match the needs of the SPE investors or to limit or change the credit risk of the SPE.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2015

9. Transfers of Financial Assets and Variable Interest Entities (Continued)

Principal amounts outstanding and total assets of SPEs resulting from continuing involvement

The following table provides the outstanding principal balance of assets to which the Company continues to be exposed/has continuing involvement with after the transfer of the financial assets to any SPE and the total assets of the SPE as of December 31, 2015, regardless of when the transfer of assets occurred.

	For the year ended December 31, 2015		
	RMBS	CMBS	CDO
	(In millions)		
Total principal amount outstanding (1)	$ 30,247	$ 17,415	$ 2,857
Total assets of SPE	32,153	17,415	2,857

(1) Principal amount outstanding relates to assets transferred from the Company and does not include principal amounts for assets transferred from third parties.

The fair values of the assets or liabilities that result from any continuing involvement are determined using fair value estimation techniques, such as the present value of estimated future cash flows that incorporate assumptions that market participants customarily use in these valuation techniques. The fair value of the assets or liabilities that result from any continuing involvement does not include any benefits from financial instruments that the Company may utilize to economically hedge the inherent risks.

Key economic assumptions used in measuring the fair value of beneficial interests at the time of transfer during the year ended December 31, 2015

	RMBS	CMBS[1]
	(Dollars in millions)	
Fair value of assets	$ 2,371	$ 1,460
of which level 1	-	-
of which level 2	1,907	1,394
of which level 3	464	66
Weighted-average life, in years	9	8
Prepayment speed assumption (rate per annum), in %	1.1% - 30.0%	0.0% - 15.0%
Cash flow discount rate (rate per annum), in %	1.7% - 33.7%	1.7% - 4.8%
Expected credit losses (rate per annum), in %	0.0% - 25.8 %	0.0%

(1) To deter prepayment, commercial mortgage loans typically have prepayment protection in the form of prepayment lockouts and yield maintenance.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2015

9. Transfers of Financial Assets and Variable Interest Entities (Continued)

The table below provides the sensitivity analysis of key economic assumptions used in measuring the fair value of beneficial interests held in SPEs as of December 31, 2015:

	RMBS	CMBS
	(Dollars in millions)	
Fair value of assets and liabilities	$ 2,252	$ 862
of which non-investment grade	$ 386	$ 1
Weighted-average life, in years	11	7
Prepayment speed assumption (rate per annum), in %	1.0%-37.1%	0.0%-15.0%
Impact on fair value from 10% adverse change	$ (37)	$ (8)
Impact on fair value from 20% adverse change	$ (70)	$ (15)
Cash flow discount rate (rate per annum), in %	1.5%-33.7%	2.3%-9.6%
Impact on fair value from 10% adverse change	$ (68)	$ (15)
Impact on fair value from 20% adverse change	$ (132)	$ (30)
Expected credit losses (rate per annum), in %	0.0% - 28.2%	0.0% - 2.4%
Impact on fair value from 10% adverse change	$ (34)	$ (6)
Impact on fair value from 20% adverse change	$ (66)	$ (13)

These sensitivities are hypothetical and do not reflect economic hedging activities. Changes in fair value based on a 10% or 20% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, the effect of a variation in a particular assumption on the fair value of the beneficial interests is calculated without changing any other assumption. In practice, changes in one assumption may result in changes in other assumptions (for example, increases in market interest rates may result in lower prepayments and increased credit losses), which might magnify or counteract the sensitivities.

Securities sold under repurchase agreements and lending transactions accounted for as secured borrowings

For securities sold under repurchase agreements and securities lending transactions accounted for as secured borrowings, US GAAP requires the disclosure of the collateral pledged and the associated risks to which a transferor continues to be exposed after the transfer. This provides an understanding of the nature and risks of short-term collateralized financing obtained through these types of transactions.

Securities sold under repurchase agreements and securities lending transactions represent collateralized financing transactions used to earn net interest income, increase liquidity or facilitate trading activities. These transactions are collateralized principally by government debt securities, corporate debt securities, asset backed securities, equity securities and other collateral and have terms ranging from overnight to a longer or unspecified period of time.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2015

9.   Transfers of Financial Assets and Variable Interest Entities (Continued)

In the event of the Company's default or a decline in fair value of collateral pledged, the repurchase agreement or security lending transaction provides the counterparty with the right to liquidate the collateral held or request additional collateral.

The following tables provide the gross obligation relating to securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral by the class of collateral pledged and by remaining contractual maturity as of December 31, 2015.

Securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral – by class of collateral pledged

	December 31, 2015
	(In millions)
Government debt securities	$ 31,066
Corporate debt securities	4,189
Asset-backed securities	22,873
Other	262
Securities sold under repurchase agreements	58,390
Government debt securities	5,004
Corporate debt securities	1,532
Asset-backed securities	74
Equity securities	32,806
Other	69
Securities lending transactions	39,485
Government debt securities	67
Equity securities	27,506
Obligation to return securities received as collateral, at fair value	27,573
Total	$ 125,448

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2015

9.   Transfers of Financial Assets and Variable Interest Entities (Continued)

Securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral – by remaining contractual maturity

As of December 31, 2015	On demand [1]	Remaining contractual maturities			Total
		Up to 30 days [2]	30 to 90 days	More than 90 days	
		(In millions)			
Securities sold under repurchase agreements..	$ 3,940	$ 30,658	$ 10,949	$ 12,843	$ 58,390
Securities lending transactions............................	24,720	261	29	14,475	39,485
Obligation to return securities received as collateral, at fair value..	27,573	-	-	-	27,573
Total..	$ 56,233	$ 30,919	$ 10,978	$ 27,318	$125,448

_____

(1)   Includes contracts with no contractual maturity that may contain termination arrangements subject to a notice period.

(2)   Includes overnight transactions.

Refer to "Note 8 – Offsetting of financial assets and financial liabilities" for a reconciliation of gross amounts of securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral to the net amounts disclosed in the consolidated statement of financial condition.

Variable Interest Entities

As a normal part of its business, the Company engages in various transactions that include entities which are considered VIEs and are broadly grouped into two primary categories: CDOs and financial intermediation. VIEs are SPEs that typically either lack sufficient equity to finance their activities without additional subordinated financial support or are structured such that the holders of the voting rights do not substantively participate in the gains and losses of the entity. VIEs may be sponsored by the Company, unrelated third parties or clients. Such entities are required to be assessed for consolidation, requiring the primary beneficiary to consolidate the VIE. The assessment requires an entity to determine whether it has the power to direct the activities that most significantly affect the economics of the VIE and has potentially significant benefits or losses in the VIE. In addition, determination of the primary beneficiary must be re-evaluated on an on-going basis.

Application of the accounting requirements for consolidation of VIEs may require the exercise of significant management judgment. In the event consolidation of a VIE is required, the exposure to the Company is limited to that portion of the VIE's assets attributable to any beneficial interest held by the Company prior to any risk management activities to economically hedge the Company's net exposure. Any interests held in the VIE by third parties, even though consolidated by the Company, will not typically impact its results of operations.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2015

9. Transfers of Financial Assets and Variable Interest Entities (Continued)

Transactions with VIEs are generally executed to facilitate securitization activities or to meet specific client needs, such as providing liquidity or investing opportunities, and, as part of these activities, the Company may hold interests in the VIEs. Securitization-related transactions with VIEs involve selling or purchasing assets. Typically, the VIE's assets are restricted in nature in that they are held primarily to satisfy the obligations of the entity.

As a consequence of these activities, the Company holds variable interests in VIEs. Such variable interests consist of financial instruments issued by VIEs and which are held by the Company. In general, investors in consolidated VIEs do not have recourse to the Company in the event of a default, except where a guarantee was provided to the investors.

The total assets of consolidated and non-consolidated VIEs for which the Company has involvement represent the total assets of the VIEs even though the Company's involvement may be significantly less due to interests held by third-party investors. The asset balances for unconsolidated VIEs where the Company has involvement represent the most current information available to the Company regarding the remaining principal balance of cash assets owned. In most cases, the asset balances represent an amortized cost basis without regard to impairments in fair value, unless fair value information is readily available.

The Company's maximum exposure to loss is different from the carrying value of the assets of the VIE. This maximum exposure to loss consists of the carrying value of the Company's variable interests held as financial instruments owned and the notional amount of guarantees to VIEs, rather than the amount of total assets of the VIEs. The maximum exposure to loss does not reflect the Company's risk management activities, including effects from financial instruments that the Company may utilize to economically hedge the risks inherent in these VIEs. The economic risks associated with VIE exposures held by the Company, together with all relevant risk mitigation initiatives, are included in the Company's risk management framework.

Except as described below, the Company has not provided financial or other support to consolidated or non-consolidated VIEs that it was not contractually required to provide.

Collateralized Debt Obligations

The Company engages in CDO transactions to meet client and investor needs, earn fees and sell financial assets. The Company may act as underwriter, placement agent or asset manager and may warehouse assets prior to the closing of a transaction. As part of its structured finance business, the Company purchases loans and other debt obligations from and on behalf of clients for the purpose of securitization. The loans and other debt obligations are sold to VIEs, which in turn issue CDOs to fund the purchase of assets such as investment grade and high yield corporate debt instruments.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2015

9. Transfers of Financial Assets and Variable Interest Entities (Continued)

Typically, the collateral manager in a managed CDO is deemed to be the entity that has the power to direct the activities that most affect the economics of the entity. In a static CDO this power role is more difficult to analyze and may be the sponsor of the entity or the credit default swap ("CDS") counterparty. CDOs provide credit risk exposure to a portfolio of ABS (cash CDOs) or a reference portfolio of securities (synthetic CDOs). Cash CDO transactions hold actual securities whereas synthetic CDO transactions use CDS to exchange the underlying credit risk instead of using cash assets. The CDO entities may have actively managed (open) portfolios or static (closed) portfolios.

The beneficial interests issued by these VIEs are payable solely from the cash flows of the related collateral, and third-party creditors of these VIEs do not have recourse to the Company in the event of default.

The Company's exposure in these CDO transactions is typically limited to interests retained in connection with its underwriting or market-making activities. Unless the Company has been deemed to have power over the entity and its interests in the entity are potentially significant, the Company is not the primary beneficiary of the vehicle and does not consolidate the entity. The Company's maximum exposure to loss does not include any effects from financial instruments used to economically hedge the risks of the VIEs.

Financial Intermediation

The Company has involvement with VIEs in its role as a financial intermediary on behalf of clients. The Company considers the likelihood of incurring a loss equal to the maximum exposure to be remote because of the Company's risk mitigation efforts, including, but not limited to, economic hedging strategies and collateral arrangements. The Company's economic risks associated with consolidated and non- consolidated VIE exposures arising from financial intermediation, together with all relevant risk mitigation initiatives, are included in the Company's risk management framework.

Securitizations

In its financial intermediation activities, the Company acts as underwriter and market maker to VIEs related to certain securitization transactions. The Company believes its maximum loss exposure is generally equal to the carrying value of the beneficial interest held. The Company's maximum exposure to loss does not include any effects from financial instruments used to economically hedge the risks of the VIEs.

Typically, the servicer of the assets in the VIE will be deemed to have the power that most significantly affects the economics of the entity. When a servicer or its related party also has an economic interest that has the potential to absorb a significant portion of the gains and/or losses, it will be deemed the primary beneficiary and consolidate the vehicle. The Company typically consolidates securitization vehicles when it has holdings stemming from its role as underwriter and an affiliate is the servicer.

The Company may have relationships with such VIEs as a result of other business activities. The maximum exposure to loss consists of the fair value of instruments which are held by the Company.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2015

9. Transfers of Financial Assets and Variable Interest Entities (Continued)

Consolidated VIEs

Where the Company is considered the primary beneficiary, the table below provides the carrying amount of the assets and liabilities of the consolidated VIEs.

Consolidated VIEs where the Company was the primary beneficiary

December 31, 2015	Financial Intermediation Securitization (In millions)
Total assets of consolidated VIEs by asset type	
Other assets	$ 1,380
Total assets of consolidated VIEs	$ 1,380
Liabilities	
Subordinated and other long-term borrowings	$ 1,040
Total liabilities	$ 1,040

The assets and liabilities in the table above are presented net of intercompany eliminations.

Non-consolidated VIEs

The non-consolidated VIE tables provide the carrying amounts and classification of the assets of variable interests recorded in the consolidated statement of financial position, maximum exposure to loss and total assets of the non-consolidated VIEs.

Maximum exposure to loss represents the variable interests of non-consolidated VIEs that are recorded by the Company (for example, direct holdings in vehicles, loans and other receivables), as well as notional amounts of guarantees and off-balance sheet commitments which are variable interests that have been extended to non-consolidated VIEs. Such amounts, particularly notional amounts of derivatives and guarantees, do not represent the anticipated losses in connection with these transactions as they do not take into consideration the effect of collateral, recoveries or the probability of loss. In addition, they exclude the effect of offsetting financial instruments that are held to mitigate these risks and have not been reduced by unrealized losses previously recorded by the Company in connection with guarantees or derivatives.

Non-consolidated VIE assets are VIEs with which the Company has variable interests. These amounts are typically unrelated to the exposure the Company has with the entity and thus are not amounts that are considered for risk management purposes.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2015

9. Transfers of Financial Assets and Variable Interest Entities (Continued)

For VIEs where the Company holds a variable interest or is the sponsor of a VIE, but is not consolidating the VIE, the table below provides carrying values of the VIE's assets and liabilities as recorded in the Company's consolidated statement of financial condition.

December 31, 2015	CDOs		Financial Intermediation							
			Securitizations		Loans		Other		Total	
Carrying value of variable interest assets:				(In millions)						
Financial instruments owned	$	66	$	3,415	$	4	$	-	$	3,485
Net loans		-		8		2,607		-		2,615
Total variable interest assets		66		3,423		2,611		-		6,100
Maximum exposure to loss		66		3,423		2,611		-		6,100
Non-consolidated VIE assets	$	7,115	$	112,816	$	5,597	$	7,027	$	132,555

10. Goodwill and Identifiable Intangible Assets

As of December 31, 2015, the Company had $519 million of goodwill in the consolidated statement of financial condition. Goodwill is the cost of an acquired company in excess of the fair value of net assets at the acquisition date.

As of December 31, 2015, the Company had intangible assets of $18 million, which are included in other assets and deferred amounts in the consolidated statement of financial condition.

The following table sets forth the gross carrying amount, accumulated amortization, and net carrying amount of intangible assets as of December 31, 2015:

	Weighted average amortization period	Gross carrying amount		Accumulated amortization		Impairment		Net carrying amount	
	(In years)			(In millions)		(In millions)			
Client relationships	20	$	10	$	(9)	$	(1)	$	-
Total definite-lived intangible assets			10		(9)		(1)		-
Total indefinite-lived intangible assets		$	18	$	-	$	-	$	18
Total intangible assets								$	18

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2015

11. Borrowings

Short-term borrowings are generally funding obligations with interest approximating the Federal Funds rate, LIBOR or other money market indices and an incremental spread. Such borrowings are generally used to facilitate the securities settlement process, finance financial instruments owned and finance securities purchased by customers on margin. As of December 31, 2015, the Company had $21.9 billion in short-term borrowings, which predominately includes short-term borrowings from affiliates and has a weighted average interest rate of 2.2%. As of December 31, 2015, there were no short-term borrowings secured by Company-owned securities.

As of December 31, 2015, the Company's outstanding subordinated and long–term borrowings were as follows:

	(In millions)
Subordinated debt agreement, 3 month LIBOR plus 90 bps, due March 31, 2017 (1)	$ 6,000
Equity subordinated debt, 1 month LIBOR plus 100 bps, due April 30, 2018 (1)	1,500
Total subordinated borrowings from an affiliate	7,500
Long-term borrowings from affiliates 2.2%, due 2021	2,000
Other long-term borrowings 0.0% - 10.7%, due various dates through 2065 (2)	1,040
Total subordinated and long-term borrowings	$ 10,540

_____

(1) The weighted average effective interest rate for these subordinated borrowings as of December 31, 2015 was 1.5%.
(2) Other long-term borrowings represent the long-term borrowings in those VIEs consolidated under US GAAP.

The following table sets forth scheduled maturities of all long-term borrowings as of December 31, 2015:

	(In millions)
2017	6,000
2018	1,500
2019	-
2020	-
Thereafter	3,040
Total	$ 10,540

The subordinated borrowings under these subordinated agreements qualify as regulatory capital and the agreements include all statutory restrictions specified by the Uniform Net Capital Rule 15c3-1, under the Securities Exchange Act of 1934 ("the Exchange Act"), including restrictive covenants relating to additional subordinated borrowings and to minimum levels of net capital, as defined, and consolidated member's equity.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2015

12. Guarantees and Commitments

From time to time the Company enters into guarantee contracts as guarantor. US GAAP requires disclosure by a guarantor of its maximum potential payment obligations under certain of its guarantees to the extent that it is possible to estimate them. In addition, a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligations undertaken in issuing such guarantee, including its ongoing obligation to stand ready to perform over the term of the guarantee in the event that certain events or conditions occur.

The guarantees may require the Company to make payments to the guaranteed party based on changes related to an asset, a liability or an equity security of the guaranteed party. The Company may also be contingently required to make payments to the guaranteed party based on another entity's failure to perform under an agreement, or the Company may have an indirect guarantee of the indebtedness of others, even though the payment to the guaranteed party may not be based on changes related to an asset, liability or equity security of the guaranteed party.

In addition, US GAAP covers certain indemnification agreements that contingently require the Company to make payments to the indemnified party based on changes related to an asset, liability or equity security of the indemnified party, such as an adverse judgment in a lawsuit or the imposition of additional taxes due to either a change in the tax law or an adverse interpretation of the tax law.

The following table sets forth the maximum quantifiable contingent liabilities and carrying amounts associated with guarantees as of December 31, 2015 by maturity:

| | Amount of Guarantee Expiration Per Period | | | | | |
	Less than 1 year	1-3 years	4-5 years	Over 5 years	Total guarantee	Carrying amounts
	(In millions)					
Credit guarantees	$ 1,091	$ -	$ -	$ -	$ 1,091	$ -
Derivatives	180	-	-	-	180	1
Total guarantees	$ 1,271	$ -	$ -	$ -	$ 1,271	$ 1

Credit Guarantees

In the ordinary course of business the Company enters into contracts that would require it, as the guarantor, to make payments to the guaranteed party if a third party fails to pay under a credit obligation.

The Company has engaged a counterparty to carry cash and margin accounts of certain clients. The Company provides guarantees in the event a customer fails to meet any initial margin or maintenance call.

Derivatives

As of December 31, 2015, the Company had $180 million of derivatives that were issued in the ordinary course of business and are considered guarantees, generally in the form of written put options. Derivative contracts that may be cash settled, and which the Company has no basis for concluding that it is probable that the counterparties held the underlying instruments at the inception of the contracts, are not considered guarantees.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2015

12. Guarantees and Commitments (Continued)

For derivative contracts executed with counterparties that generally act as financial intermediaries, such as investment banks, hedge funds, commercial banks and security dealers, the Company has concluded that there is no basis to assume that these counterparties hold the underlying instruments related to the derivative contracts and, therefore, does not report such contracts as guarantees, as reflected in Note 6.

The Company manages its exposure to these derivatives by engaging in various economic hedging strategies to reduce its exposure. For some contracts, the maximum payout is not determinable as interest rates could theoretically rise without limit. For these contracts, notional amounts are disclosed in the table above in order to provide an indication of the underlying exposure. In addition, the Company carries all derivatives at fair value in the consolidated statement of financial condition and has considered the performance triggers and probabilities of payment when determining those fair values. It is more likely than not that written put options that are in-the-money to the counterparty will be exercised, for which the Company's exposure is limited to the fair value reflected in the table.

Other Guarantees

The Company has certain guarantees for which its maximum contingent liability cannot be quantified. These guarantees are not reflected in the table above and are discussed below.

Exchange and Clearinghouse Memberships

The Company is a member of numerous securities exchanges and clearinghouses, and may, as a result of its membership arrangements, be required to perform if another member defaults. The Company has determined that it is not possible to estimate the maximum amount of these obligations and believes that any potential requirement to make payments under these arrangements is remote.

Lease Commitments

The Company's minimum operating lease commitments as of December 31, 2015 are as follows:

Year ending December 31,		(In millions)
2016	$	10
2017		3
Total(1)	$	13

_____

(1) Excludes sublease revenue of $8 million and estimated executory costs such as insurance, maintenance and taxes of $5 million. For the year ended December 31, 2015, rent expense was $128 million.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2015

12. Guarantees and Commitments (Continued)

The following table sets forth the Company's commitments, including the current portion as of December 31, 2015:

	Commitment Expiration Per Period				
	Less than 1 year	1-3 years	4-5 years	Over 5 years	Total commitments
			(In millions)		
Forward reverse repurchase agreements (1)...	$ 6	$ -	$ -	$ -	$ 6
Unfunded lending commitments (2)................	10	-	-	-	10
Total commitments.......................................	$ 16	$ -	$ -	$ -	$ 16

_____

(1) Represents commitments to enter into securities purchased under agreements to resell and agreements to borrow securities.
(2) The Company enters into commitments to extend credit in connection with various activities.

The Company used $2 million in standby letters of credit as of December 31, 2015, in order to satisfy counterparty collateral requirements. The Company had no capital lease obligations as of December 31, 2015.

13. Concentrations of Credit Risk

As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of domestic and foreign corporations, governments and institutional and individual investors. A substantial portion of the Company's transactions are executed with and on behalf of institutional investors, including other brokers and dealers, commercial banks, U.S. agencies, mutual funds, hedge funds and other financial institutions. These transactions are generally collateralized. Credit risk is the potential for loss resulting from the default by a counterparty of its obligations. Exposure to credit risk is generated by securities and currency settlements, contracting derivatives and forward transactions with customers and dealers, and the holding of bonds in inventory. The Company uses various means to manage its credit risk. The creditworthiness of all counterparties is analyzed at the outset of a credit relationship with the Company. These counterparties are subsequently reviewed on a periodic basis. The Company sets a maximum exposure limit for each counterparty, as well as for groups of counterparties. Furthermore, the Company enters into master netting agreements when feasible and demands collateral from certain counterparties or for certain types of credit transactions. As of December 31, 2015, the Company did not have any significant concentrations of credit risk.

The Company's customer securities activities are transacted either in cash or on a margin basis, in which the Company extends credit to the customer. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral to comply with various regulatory and internal guidelines. The Company monitors required margin levels each day and requires customers to deposit additional collateral, or reduce positions, when necessary.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2015

14. Net Capital Requirements

The Company is a registered broker-dealer and registered futures commission merchant and, accordingly, is subject to the minimum net capital requirements of the Securities and Exchange Commission ("SEC"), the Commodities Futures Trading Commission ("CFTC") and the Financial Industry Regulatory Authority ("FINRA"). Under the alternative method permitted by SEC Rule 15c-3-1, the required net capital may not be less than 2% of aggregate debit balances arising from customer transactions. Under CFTC Regulation 1.17, the required minimum net capital requirement is 8% of the total risk margin requirement (as defined) for all positions carried in customer and non-customer accounts. FINRA may require a member firm to reduce its business if net capital is less than 4% of such aggregate debit items and may prohibit a firm from expanding its business if net capital is less than 5% of such aggregate debit items. As of December 31, 2015, the Company's net capital of approximately $9.1 billion was 13.1% of aggregate debit balances and in excess of the SEC's minimum requirement by approximately $7.3 billion.

The Company qualified for the Business Mix Test exemption of Section 11(a)(1) G of the Exchange Act, which allows member firms to execute their own proprietary orders if the firm is engaged primarily in a public securities business and the transactions yield priority, parity and precedence to transactions for accounts of persons who are not members or associated with members of the exchange. As of December 31, 2015, more than 50% of the Company's gross revenue was derived from a public securities business.

15. Cash and Securities Segregated Under Federal and Other Regulations

As a registered broker-dealer, the Company is subject to the customer protection requirements of SEC Rule 15c3-3. The Company segregated U.S. Treasury securities with a market value of $370 million as of December 31, 2015 in a special reserve bank account exclusively for the benefit of customers as required by rule 15c3-3.

The Company is also required to perform a computation of reserve requirements for Proprietary Accounts of Broker Dealers ("PAB") pursuant to SEC Rule 15c3-3. As of December 31, 2015 the Company segregated U.S. Treasury securities with a market value of $2.5 billion in a special reserve bank account to meet the PAB requirement.

As a futures commission merchant, the Company is required to perform computations of the requirements of Section 4d(2) and Regulation 30.7 under the Commodity Exchange Act. As of December 31, 2015, $6.2 billion of cash and $3.8 billion of securities aggregating $10.0 billion were segregated in separate accounts exclusively for the benefit of customers.

As a futures commission merchant, the Company is required to perform computations of the requirements of Section 4d(F) under the Commodity Exchange Act. As of December 31, 2015, $6.7 billion of cash and $4.2 billion of securities aggregating $10.9 billion were segregated in separate accounts exclusively for the benefit of cleared swaps customers.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2015

16. Share-Based Compensation and Other Benefits

The Company participates in the Share Plan. The Share Plan provides for share awards and share units to be granted to certain employees based on the fair market value of CSG shares at the time of grant and discounted for expected dividends. Share awards granted after January 1, 2014 do not include the right to receive dividend equivalents during the vesting period.

Share Awards

Phantom Share Awards

Each Phantom Share award granted entitles the holder of the award to receive one CSG share, does not contain a leverage component or a multiplier effect and is subject to service conditions. Phantom Share awards granted after January 2011 vest over three years, such that the share awards vest equally on each of the three anniversaries of the grant date. Phantom Share awards granted in January 2011 vest over a four-year period. The value of the shares is solely dependent on the CSG share price at time of delivery.

The Company's share awards include other awards, such as special awards, which may be granted to new employees. Other share awards entitle the holder to receive one CSG share, are subject to continued employment, contain restrictive covenants and cancellation provisions and generally vest between zero and five years.

The following table presents the share award activities during the year ended December 31, 2015:

	Number of share awards
	(In millions)
Outstanding as of January 1, 2015	35
Granted	23
Settled	(16)
Forfeited	(3)
Outstanding as of December 31, 2015	39

The weighted average fair value of the share awards granted during the year ended December 31, 2015, was $19.02.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2015

16. Share-Based Compensation and Other Benefits (Continued)

Share Unit Awards

Performance Share Awards

Certain employees received a portion of their deferred variable compensation in the form of performance share awards ("PSAs"), which are subject to explicit performance-related claw-back provisions. Each performance share award granted entitles the holder of the award to receive one CSG Group share. PSAs share awards also vest over three years, such that one third of the share awards vest on each of the three anniversaries of the date of the award. For certain employees the unvested performance share awards are subject to a negative adjustment in the event of a divisional loss or a negative CSG return on equity.

The performance share awards granted in 2015 are identical to those granted in 2014, 2013 and 2012, with the exception of the performance criteria which, in 2015 and 2014 were based on strategic ROE, compared to the performance criteria in 2013 and 2012 which were based on underlying ROE, and reported ROE, respectively.

Adjustable Performance Plan Awards

As part of the 2012 compensation process, the Company executed a voluntary exchange offer, under which employees had the right to voluntarily convert all or a portion of their respective unvested Adjustable Performance Plan cash ("APPCs") awards into Adjustable Performance Plan Equity ("APPEs"). See Adjustable Performance Plan Awards under Cash Awards for more information.

The following table presents the share unit awards activities for each of the two plans described above for the year ended December 31, 2015:

	PSA	APPE
	(in millions)	
Outstanding as of January 1, 2015	23	3
Granted	17	-
Deliveries	(10)	(3)
Forfeited	(1)	-
Outstanding as of December 31, 2015	29	-

The weighted average fair value of the PSA share awards granted during the year ended December 31, 2015, was $18.75.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2015

16. Share-Based Compensation and Other Benefits (Continued)

Cash Awards

2008 Partner Asset Facility

As part of the 2008 annual compensation process, the Company granted Partner Asset Facility ("PAF") units to senior employees. The PAF awards are indexed to, and represent a first-loss interest in, a specified pool of illiquid assets (the "Asset Pool") held by the Company and its affiliates, with substantially all assets held by affiliates. PAF awards, which have a contractual term of eight years, are fully vested. Each PAF holder will receive a semi-annual cash interest payment of LIBOR plus 250 basis points applied to the notional value of the PAF award granted throughout the contractual term of the award. Beginning in the fifth year after the grant date, the PAF holders will receive an annual cash payment equal to 20% of the notional value of the PAF awards if the fair market of the Asset Pool in that year has not declined below the initial fair market value of the Asset Pool. In the final year of the contractual term, the PAF holders will receive a final settlement in cash equal to the notional value, less all previous cash payments made to the PAF holder, plus any related gains or less related losses on the liquidation of the Asset Pool.

 In June 2012 and December 2011, existing PAF holders were given a voluntary election to make a value-for-value exchange of their existing PAF awards for a new PAF award linked to an expanded portfolio of reference assets.

2011 Partner Asset Facility

As part of the 2011 annual compensation process, the Company awarded a portion of deferred variable compensation to senior employees in the form of 2011 Partner Asset Facility ("PAF2") units. PAF2 units are essentially fixed income structured notes that are exposed to a portion of the credit risk that arises in the Company's affiliates' derivative activities, including both current and possible future swaps and other derivative transactions. The PAF2 awards vested in the first quarter of 2012. The award holders are subject to non-compete and non-solicit provisions that expire equally on each of the first three anniversaries of the grant date. The PAF2 units have a stated maturity of four years, but may be extended to nine years at the election of either CSG or the holders acting collectively. This election will not be made later than the end of the third year following the grant date. PAF2 units are denominated in US dollars. Holders will receive a semi-annual cash interest payment equivalent to an annual return of 6.5% applied to the then current balance of the PAF2 units. At maturity, PAF2 holders will receive a final settlement in an amount equal to the original award value less any losses. The Company can settle the PAF2 units in cash or an equivalent in shares at its discretion.

PAF2 awards were linked to the portfolio of CSG's credit exposures, providing risk offset and capital relief. Due to regulatory changes, the capital relief would no longer be available. As a result, CSG restructured the awards in March 2014, requiring PAF2 holders to reallocate the exposure of their awards from the pool of counterparty credit risks in the original PAF2 structure to one of the following options, or a combination thereof: i) Capital Opportunity Facility ("COF") and ii) Contingent Capital Awards ("CCA"). See below for COF and CCA detail.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2015

16. Share-Based Compensation and Other Benefits (Continued)

Contingent Capital Awards

Contingent Capital Awards ("CCA") were granted in January 2015 and January 2014 as part of the 2014 and 2013 deferred variable compensation and have rights and risks similar to those of certain contingent capital instruments issued by CSG in the market. CCA provide a conditional right to receive semi-annual cash payments of interest equivalents at a rate of 4.85% and 4.75% per annum over the six-month Swiss franc LIBOR or 5.75% and 5.33% per annum over the six-month US dollar LIBOR, for Swiss franc and US-denominated awards for 2015 and 2014, respectively, until settled.

CCA are scheduled to vest on the third anniversary of the grant date and will be expensed over three years from the grant date. However, because CCA qualify as additional tier 1 capital of CSG, the timing and form of distribution upon settlement is subject to approval by the Swiss Financial Market Supervisory Authority FINMA ("FINMA"). At settlement, employees will receive either a contingent capital instrument or a cash payment based on the fair value of the CCA. CSG will determine that fair value at its discretion.

CCA have loss-absorbing features such that prior to settlement, the principal amount of the CCA would be written down to zero if any of the following trigger events were to occur: CSG's reported common equity tier 1 ("CET 1") ratio falls below 7%; or FINMA determine that cancellation of the CCA and other similar contingent capital instruments is necessary, or that CSG requires public sector capital support, in either case to prevent it from becoming insolvent or otherwise failing.

CCA as part of the PAF2 restructuring are similar to the awards granted in January 2014. The principal differences between the two forms of CCA are these CCA are expected to settle approximately one year earlier and provide semi-annual payments of interest equivalents at slightly lower rates. Settlement is expected to occur in 2016, subject to regulatory approvals.

Capital Opportunity Facility

The Capital Opportunity Facility ("COF") is a seven-year facility that is linked to the performance of a portfolio of risk-transfer and capital mitigation transactions, to be entered into with CSG, chosen by a COF management team. The value of the COF awards will be reduced if there are losses from the COF portfolio, up to the full amount of the award. Participants will receive semi-annual US dollar cash distributions of 6.5% per annum until settlement in cash in 2021, and such semi-annual distributions will reduce the cash settlement payable in 2021.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2015

16. Share-Based Compensation and Other Benefits (Continued)

Restricted Cash Awards

Certain employees received the cash component of their variable compensation in the form of Restricted Cash Awards. These awards are cash payments made on grant date, but are subject to a pro-rata repayment by the employee in the event of a voluntary resignation or termination for cause occurs during the vesting period.

Restricted Cash Awards were granted in 2013 and have a three year vesting period.

Adjustable Performance Plan Awards

The Adjustable Performance Plan award ("APP") is a deferred cash-based plan for certain employees. APP awards were granted in January 2011 as part of 2010 variable compensation. The 2010 APP awards are subject to a four-year, pro-rata vesting schedule, subject to early retirement rules, and the final value of the APP awards paid out to individual employees may be adjusted positively or negatively from the initial amount awarded on the grant date, and the value paid out each year for vested awards will reflect these adjustments.

Plus Bond Awards

As part of the 2012 annual compensation process, certain senior employees received a portion of their deferred variable compensation in the form of Plus Bond ("PB") awards. PB award is essentially a fixed income instrument, denominated in US dollars, which provides a coupon payment that is commensurate with market-based pricing. PB award holders are entitled to receive semi-annual cash payments on their adjusted award amounts at the rate of LIBOR plus 7.875% per annum until settlement. The PB will settle in the summer of 2016 based on the amount of the initial award less portfolio losses, if any, in excess of a first loss portion retained by CSG of approximately $600 million. The value of the PB awards is based on the performance of a portfolio of unrated and sub-investment-grade asset-backed securities that are held in inventory by various trading desks of the Investment Banking division. While the PB award is a cash-based instrument, CSG reserves the right to settle the award in CSG shares based on the share price at the time of final distribution. In addition, subject to oversight procedures, CSG retains the right to prepay all or a portion of the Plus Bond award in cash at any time and, in the event of certain regulatory developments or changes in capital treatment, exchange the award into CSG shares.

Certain employees were given the opportunity in early 2013 to voluntarily reallocate a portion of the share award component of their deferred awards into the PB award. The PB's provided to employees through the voluntary reallocate offer had a notional value of $9 million, will vest in January 2016 and will be expensed over the vesting period.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2015

17. Employee Benefit Plans

The Company provides retirement and post-retirement benefits to its U.S. and certain non-U.S. employees through participation in a defined benefit pension plan, a defined contribution savings and retirement plan and other plans. The Company records the liability for its defined benefit pension plan, defined contribution savings and retirement plan and other plans within other liabilities in the consolidated statement of financial condition.

Pension Plans

The Company participates in a non-contributory defined benefit pension plan (the "Qualified Plan") available to individuals employed before January 1, 2000. Effective January 1, 2004, compensation and credited service for benefit purposes were frozen for certain participants. Employees who no longer accrue benefits in the Qualified Plan participate in a savings and retirement plan similar to employees hired on or after January 1, 2000.

CSG applies sponsor accounting for accounting and reporting for defined benefit pension plans. The Company and other CSG entities participate in and contribute to the same plan and the assets held by the plan are not restricted or segregated and can be used to provide benefits to employees of any of the participating CSG entities. The Company has been designated to be the sponsor of the plan and records all liabilities and expenses and allocates a portion of the expenses to affiliates for employees outside the Company.

Contributions to the Qualified Plan are made as required by the Internal Revenue Code and applicable law but not in excess of the amounts deductible by the Company for income tax purposes. The Company made no special contributions to the Qualified Plan during the year ended December 31, 2015, and does not expect to contribute to the Qualified Plan during 2016.

The Company also sponsors a savings and retirement plan, which is a defined contribution plan, with both a savings and a retirement component. All employees are eligible to participate in the savings component. In addition, individuals employed before January 1, 2000 who do not accrue benefits under the Qualified Plan and employees hired on or after January 1, 2000 participate in the retirement component and receive a retirement contribution. For the year ended December 31, 2015, the retirement contribution ranged from $3,000 to $10,000, determined based on an employee's base salary up to the IRS compensation limit, which was $265,000 in 2015. The Company made payments of $55 million to the defined contribution plan for the year ended December 31, 2015, and expects to pay a total of $72 million during 2016.

The Company also provides a non-contributory, non-qualified, unfunded plan (the "Supplemental Plan"), which provides benefits to certain senior employees and Qualified Plan participants whose benefits may be limited by tax regulations. Benefits under these pension plans are based on years of service and employee compensation. The Company made payments of approximately $2 million to the Supplemental Plan during the year ended December 31, 2015, and expects to a total of $2 million to the Plan during 2016.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2015

17. Employee Benefit Plans (Continued)

Other Post-Retirement Plans

The Company provides certain subsidized unfunded health-care benefits for eligible retired employees (the "Other Plans"). Employees hired prior to July 1, 1988 become eligible for these benefits if they meet minimum age and service requirements. The plan sponsor has the right to modify or terminate these benefits. As of December 31, 2015, the aggregate accumulated postretirement benefit obligation was $182 million. The Company made payments of $10 million to the Other Plans during the year ended December 31, 2015 and expects to pay a total of $11 million during 2016.

Amounts Recognized in the Consolidated Statement of Financial Condition

Amounts recognized in the consolidated statement of financial condition as of December 31, 2015 were as follows:

	Qualified		Supplemental and Other	
	(In millions)			
Accrued benefit liability	$	(223)	$	(217)
Accumulated other comprehensive loss		331		54
Net amount recognized	$	108	$	(163)

The following table presents the pre-tax amounts recognized in accumulated other comprehensive loss within the consolidated statement of financial condition as of December 31, 2015:

	Qualified		Supplemental and Other	
	(In millions)			
Prior service costs (credits)	$	-	$	(1)
Loss		331		55
	$	331	$	54

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2015

17. Employee Benefit Plans (Continued)

Benefit Obligation and Plan Assets

The following table reconciles the changes in the projected benefit obligation and the fair value of the plan assets for the Qualified Plan, the Supplemental Plan and the Other Plans. Amounts shown are as of the measurement date, which is December 31, 2015:

	Qualified		Supplemental and Other
Change in Benefit Obligation		(In millions)	
Projected benefit obligation as of beginning of period	$ 1,303	$	215
Service cost	3		-
Interest cost	54		10
Actuarial (gain) loss	(30)		4
Benefits paid	(50)		(12)
Projected benefit obligation as of the end of period	$ 1,280	$	217
Change in Plan Assets			
Fair value of assets as of the beginning of period	$ 1,090	$	-
Actual return on plan assets	17		-
Employer contributions	-		12
Benefits paid	(50)		(12)
Fair value of assets as of the end of period	$ 1,057	$	-

Assumptions Used in Determining Costs and Obligations

The following table presents the assumptions used in determining the net periodic benefit costs for the Qualified Plan, the Supplemental Plan and the Other Plans for the year ended December 31, 2015:

For the Year Ended December 31, 2015	Qualified Plan	Supplemental Plan and Other Plans
Discount rate	4.20%	4.20%
Rate of compensation increase	4.15%	4.15%
Expected rate of return(1)	6.75%	0.00%

(1) The expected long-term rate of return on plan assets is based on total return forecasts and volatility and correlating estimates. Where possible, similar or related approaches are followed to forecast returns for the various asset classes. For most asset classes, clearly specified multi-linear regression models to forecast returns are used or reliance is put on traditional models such as dividend discount and fair value models.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2015

17. Employee Benefit Plans (Continued)

The assumptions used in determining the projected benefit obligation for the Qualified Plan and Supplemental Plan and the projected health-care postretirement benefit obligation for the Other Plans as of December 31, 2015 were:

	2015
Projected benefit obligation	
Discount rate	4.50%
Rate of compensation increase	3.95%
Projected health-care postretirement benefit obligation	
Discount rate	4.50%
Rate of compensation increase	3.95%

The assumptions used to determine the benefit obligation as of the measurement date are also used to calculate the net periodic pension cost for the 12-month period following this date. The discount rate is one of the factors used to determine the present value as of the measurement date of the future cash outflows currently expected to be required to satisfy the benefit obligations when due. The assumption pertaining to salary increases is used to calculate the projected benefit obligation ("PBO"), which is measured using an assumption as to future compensation levels.

The expected long-term rate of return on plan assets, which is used to calculate the expected return on assets as a component of the net periodic pension cost, shall reflect the average rate of earnings expected on the funds invested or to be invested to provide for the benefits included in the PBO. In estimating that rate, appropriate consideration should be given to the returns being earned by the plan assets in the fund and the rates of return expected to be available for reinvestment.

The expected long-term rate of return on plan assets is based on total return forecasts, and volatility and correlation estimates. Where possible similar, if not related, approaches are followed to forecast returns for the various asset classes. For most asset classes clearly specified multi-linear regression models to forecast returns are used, while reliance is put on traditional models in the cases of equities such as dividend discount models and fair value models.

To estimate the expected long-term rate of return on equities a two-stage divided discount model is applied, which considers analyst consensus earnings to compute a market-implied equity risk premium. Dividends are estimated using market consensus earnings and the historical payout ratio. A subsequent scenario analysis is used to stress test the level of the return.

The expected long-term rate of return on fixed income reflects both accruing interest and price returns. The likely long-term relation existing between the total return and certain exogenous variables pre-defined by economic theory are explicitly used, which allows to directly link the fixed income total return forecasts to the macro-forecasts.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2015

17. Employee Benefit Plans (Continued)

The estimate regarding the long-term rate of return on real estate is based on error correction models. The underlying economic models respect both the rental and the capital market side of the direct real estate market. This allows for a replicable and robust forecasting methodology for expected returns on real estate equity, fund and direct market indices.

In determining the accumulated postretirement health-care benefit obligation and the net periodic postretirement costs for 2015, the Company assumed the following:

	Pre-65 Retirees	Post-65 Retirees	Medicare Part D
Obligation - Assumed Health-Care Trend Rates at December 31, 2015			
Initial health care trend rate...	8.30%	4.25%	N/A
Ultimate health-care trend rate..	5.00%	4.25%	N/A
Ultimate trend expected to be achieved...	2022	2022	2022
Cost-Assumed Health-Care Trend Rates for the year ended at December 31, 2015			
Initial health care trend rate...	8.0%	8.0%	7.5%
Ultimate health care trend rate..	5.0%	5.0%	5.0%
Ultimate trend expected to be achieved...	2021	2021	2021

Assumed health-care cost trend rates have a significant effect on the amounts reported for the health-care benefits. A 1% change in assumed health-care cost trend rates would have the following effects:

	1% increase	1% decrease
	(In millions)	
Effect on benefit obligation at end of year..	$ 4	$ (4)
Effect on total of service and interest costs for year.................................	$ -	$ -

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2015

17. Employee Benefit Plans (Continued)

Investments

The investment policies and strategies of the Qualified Plan are determined by a committee made up of the Company's senior management. The policy is based on long-term goals and is therefore not frequently revised. The investment goal is to create an asset mix that is adequate for future benefit obligations by creating a diversified investment portfolio, while managing various risk factors and maximizing the Qualified Plan's investment returns through use of related party and external fund managers and clearly defined strategies. Senior management regularly monitors actual allocation compared to the policy. The current asset allocation goal is to achieve an asset mix of approximately 45% in equities; 29% in fixed income securities, 10% in alternative investments, 15% in real estate and 1% in cash.

The following table presents the percentage of the fair value of the Qualified Plan assets as of December 31, 2015 by type of asset:

	Qualified Plan
	2015
Asset Allocation:	
Equity securities	41%
Fixed income securities	36%
Alternative investments	5%
Real estate	13%
Cash	5%
Total	100%

Fair Value of Qualified Plan Assets

The fair values of certain of the Qualified Plan's investments are based on quoted prices in active markets or observable inputs. These instruments include fixed income securities, cash and cash equivalents and equities.

In addition, the Qualified Plan holds financial instruments for which no prices are available, and which have little or no observable inputs. For these instruments the determination of fair value requires subjective assessment and varying degrees of judgment depending on liquidity, concentration, pricing assumptions, the current economic and competitive environment and the risks affecting the specific instrument. In such circumstances, valuation is generally determined based on assumptions that market participants would use in pricing the investments (including assumptions about risk). These instruments include investments in fixed income securities, real estate, private equity and alternative investments.

Deterioration of the financial markets could significantly impact the fair value of these financial instruments and the Qualified Plan's net assets and changes in net assets.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2015

17. Employee Benefit Plans (Continued)

Qualified Plan Assets Measured at Fair Value

December 31, 2015	Level 1	Level 2	Level 3	Total at fair value
Assets		(In millions)		
Alternative investments	$ -	$ -	$ 55	$ 55
Cash and cash equivalents	31	17	-	48
Equity	-	437	-	437
Fixed income securities	87	-	294	381
Real estate	-	88	48	136
Total Qualified Plan Assets	$ 118	$ 542	$ 397	$ 1,057

Qualitative Disclosures of Valuation Techniques

Equities include shares of separately managed funds. The equity securities are generally based on inputs other than level 1 quoted prices that are observable directly or indirectly.

Fixed income securities primarily include investments in separately managed funds and are generally based on inputs other than level 1 quoted prices that are observable directly or indirectly. For fixed income securities for which market prices are not available, valuations are based on yields reflecting the perceived risk of the issuer and the maturity of the security, recent disposals in the market or other modeling techniques, which may involve judgment.

Alternative investments that are not directly quoted on a public stock exchange and/or for which a fair value is not readily determinable, are measured at fair value using net asset value ("NAV") as a practical expedient.

Cash and cash equivalents include commingled funds for which fair value is determined based on inputs other than level 1 quoted prices.

Real estate includes indirect real estate, i.e. investments in real estate investment companies, trusts or mutual funds. These investments, which are not directly quoted on a public stock exchange and/or for which a fair value is not readily determinable, are measured at fair value using NAV.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2015

17. Employee Benefit Plans (Continued)

Estimated Future Benefit Payments

The estimated future benefit payments expected to be made by the Qualified Plan, Supplemental Plan and Other Plans are as follows:

	Qualified	Supplemental and Other
	(In millions)	
2016	53	13
2017	60	16
2018	65	16
2019	71	15
2020	80	16
Years 2021-2025	421	81

18. Income Taxes

The Company is included in the consolidated federal income tax return filed by CS Holdings and certain state and local income tax returns filed by CS Holdings and CS USA. CS Holdings allocates federal income taxes to its subsidiaries on a separate return basis, and any state and local income taxes on a pro rata basis, pursuant to a tax sharing arrangement.

As of December 31, 2015, the unrecognized tax benefit was $8 million. There was no change in the Company's unrecognized tax benefit during the year ended December 31, 2015. The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate was $8 million.

The Company is currently subject to ongoing tax audits and inquiries with the tax authorities in a number of jurisdictions. Although the timing of the completion of these audits is uncertain, it is reasonably possible that some of these audits and inquiries will be resolved within 12 months of December 31, 2015. The estimated range of the reasonably possible change in unrecognized tax benefits is a decrease of up to $8 million. The Company is currently under examination by the Internal Revenue Service, New York State or New York City for the tax year 2006 and forward. The Company does not anticipate any material changes to its financial statements due to settlements.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2015

18. Income Taxes (Continued)

Deferred tax assets and deferred tax liabilities are generated by the following temporary differences:

	(In millions)
Deferred tax assets:	
Financial instruments	$ 40
Other liabilities and accrued expenses	1,181
Compensation and benefits	1,390
Investments	7
Total deferred tax assets	2,618
Deferred tax liabilities:	
Financial instruments	4
Other liabilities and accrued expenses	649
Total deferred tax liabilities	653
Net deferred tax asset	$ 1,965

The net deferred tax asset as of December 31, 2015 was $1,965 million. As of December 31, 2015, the state and local deferred tax asset was $231 million, which is included in other assets and deferred amounts in the consolidated statement of financial condition. The federal deferred tax asset of $1,734 million is reflected as a reduction to the current tax liability balance which is included in other liabilities in the consolidated statement of financial condition. This amount is effectively settled as part of the intercompany settlements subsequent to year end.

No valuation allowance has been recorded for the federal deferred tax asset of $1.7 billion as the amounts were settled through the intercompany accounts. Based on anticipated future taxable income, the Company has not recorded a valuation allowance for its net state and local deferred tax assets of $231 million, as management believes that the state and local deferred tax assets as of December 31, 2015 are more likely than not to be realized. However, if estimates of future taxable income are reduced, the amount of the state and local deferred tax asset considered realizable could be reduced.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2015

19. Legal Proceedings

The Company is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses, including those disclosed below. Some of these proceedings have been brought on behalf of various classes of claimants and seek damages of material and/or indeterminate amounts.

The Company accrues loss contingency litigation provisions and takes a charge to income in connection with certain proceedings when losses, additional losses or ranges of loss are probable and reasonably estimable. The Company also accrues litigation provisions for the estimated fees and expenses of external lawyers and other service providers in relation to such proceedings, including in cases for which it has not accrued a loss contingency provision. The Company accrues these fee and expense litigation provisions and takes a charge to income in connection therewith when such fees and expenses are probable and reasonably estimable. The Company reviews its legal proceedings each quarter to determine the adequacy of its litigation provisions and may increase or release provisions based on management's judgment and the advice of counsel. The establishment of additional provisions or releases of litigation provisions may be necessary in the future as developments in such proceedings warrant.

It is inherently difficult to determine whether a loss is probable or even reasonably possible or to estimate the amount of any loss or loss range for many of the Company's legal proceedings. Estimates, by their nature, are based on judgment and currently available information and involve a variety of factors, including, but not limited to, the type and nature of the proceeding, the progress of the matter, the advice of counsel, the Company's defenses and its experience in similar matters, as well as its assessment of matters, including settlements, involving other defendants in similar or related cases or proceedings. Factual and legal determinations, many of which are complex, must be made before a loss, additional losses or ranges of loss can be reasonably estimated for any proceeding.

Most matters pending against the Company seek damages of an indeterminate amount. While certain matters specify the damages claimed, such claimed amount may not represent the Company's reasonably possible losses. For certain of the proceedings discussed below the Company has disclosed the amount of damages claimed and certain other quantifiable information that is publicly available.

The Company's aggregate litigation provisions include estimates of losses, additional losses or ranges of loss for proceedings for which such losses are probable and can be reasonably estimated. The Company does not believe that it can estimate an aggregate range of reasonably possible losses for certain of its proceedings because of their complexity, the novelty of some of the claims, the early stage of the proceedings, the limited amount of discovery that has occurred and/or other factors. The Company's estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions for which the Company believes an estimate is possible is zero to $2.0 billion.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2015

19. Legal Proceedings (Continued)

After taking into account its litigation provisions, the Company believes, based on currently available information and advice of counsel, that the results of its legal proceedings, in the aggregate, will not have a material adverse effect on the Company's financial condition. However, in light of the inherent uncertainties of such proceedings, including those brought by regulators or other governmental authorities, the ultimate cost to the Company of resolving such proceedings may exceed current litigation provisions and any excess may be material to its operating results for any particular period, depending, in part, upon the operating results for such period.

Enron-Related Litigation. Two Enron-related actions remain pending against the Company and certain of its affiliates, both in the US District Court for the Southern District of Texas. In these actions, plaintiffs assert they relied on Enron's financial statements, and seek to hold the defendants responsible for any inaccuracies in Enron's financial statements.

Refco-Related Litigation. In March 2008, the Company was named, along with other financial services firms, accountants, lawyers, officers, directors and controlling persons, as a defendant in an action filed in New York State court (later removed to the US District Court for the Southern District of New York ("SDNY")) by the Joint Official Liquidators of various SPhinX Funds and the trustee of the SphinX Trust, which holds claims that belonged to PlusFunds Group, Inc. ("PlusFunds"), the investment manager for the SPhinX Funds. The operative amended complaint asserted claims against the Company for aiding and abetting breaches of fiduciary duty and aiding and abetting fraud by Refco's insiders in connection with Refco's August 2004 notes offering and August 2005 IPO. Plaintiffs sought to recover from defendants more than $800 million, consisting of $263 million that the SPhinX Managed Futures Fund, a SPhinX fund, had on deposit and lost at Refco, several hundred million dollars in alleged additional "lost enterprise" damages of PlusFunds, and pre-judgment interest. In November 2008, the Company filed a motion to dismiss the amended complaint. In February 2012, the court granted in part and denied in part the motion to dismiss, which left intact part of plaintiffs' claim for aiding and abetting fraud. In August 2012, the Company filed a motion for summary judgment with respect to the remaining part of plaintiffs' aiding and abetting fraud claim. In December 2012, the court granted the motion, thus dismissing the Company from the case. The court entered a final judgment dismissing the claims against the Company on August 16, 2014 and, on September 16, 2014, plaintiffs appealed to the US Court of Appeals for the Second Circuit. Briefing of the appeal is complete, and oral argument took place on January 7, 2016, with a decision expected later in the year.

Mortgage-Related Matters. Various financial institutions, including the Company and certain of its affiliates, have received requests for information from certain regulators and/or government entities, including several members of the RMBS Working Group of the US Financial Fraud Enforcement Task Force, regarding the origination, purchase, securitization, servicing and trading of subprime and non-subprime residential and commercial mortgages and related issues. The Company and its affiliates are cooperating with such requests.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2015

19. Legal Proceedings (Continued)

Following an investigation, on November 20, 2012, the New York Attorney General, on behalf of the State of New York, filed a civil action in the Supreme Court for the State of New York, New York County ("SCNY") against the Company and affiliated entities in their roles as issuer, sponsor, depositor and/or underwriter of RMBS transactions prior to 2008. The action, which references 64 RMBS issued, sponsored, deposited and underwritten by the Company and its affiliates in 2006 and 2007, alleges that the Company and its affiliates misled investors regarding the due diligence and quality control performed on the mortgage loans underlying the RMBS at issue, and seeks an unspecified amount of damages. On December 18, 2013, the New Jersey Attorney General, on behalf of the State of New Jersey ("NJAG"), filed a civil action in the Superior Court of New Jersey, Chancery Division, Mercer County ("SCNJ"), against the Company and affiliated entities in their roles as issuer, sponsor, depositor and/or underwriter of RMBS transactions prior to 2008. The action, which references 13 RMBS issued, sponsored, deposited and underwritten by the Company and its affiliates in 2006 and 2007, alleges that the Company and its affiliates misled investors and engaged in fraud or deceit in connection with the offer and sale of RMBS, and seeks an unspecified amount of damages. On August 21, 2014, the SCNJ dismissed without prejudice the action brought against the Company and its affiliates by the NJAG. On September 4, 2014, the NJAG filed an amended complaint against the Company and its affiliates, asserting additional allegations but not expanding the number of claims or RMBS referenced in the original complaint. On September 16, 2014, the Commonwealth of Virginia ("Commonwealth"), on behalf of the Virginia Retirement System, filed an action against the Company and other financial institutions in Virginia state court relating to an unstated amount of RMBS at issue in connection with losses allegedly incurred by the Virginia Retirement System. On October 16, 2014, the Commonwealth's claims against the Company and other financial institutions based on offerings issued by affiliates of Countrywide Securities Corporation were removed to the US District Court for the Eastern District of Virginia. The Commonwealth's other claims against the Company and other financial institutions remain pending in Virginia state court. On January 21, 2016, following a settlement, a notice of dismissal with prejudice was filed with the US District Court for the Eastern District of Virginia, discontinuing the action brought by the Commonwealth pending in the federal court relating to an unstated amount of RMBS. In addition, on January 21, 2016, following the same settlement, an agreed order of dismissal with prejudice was filed in the Virginia state court presiding in the action brought by the Commonwealth, and on January 28, 2016, the Virginia state court dismissed with prejudice all claims against the Company relating to an unstated amount of RMBS. Thus, both actions are dismissed.

The Company and/or certain of its affiliates have also been named as defendants in various civil litigation matters related to their roles as issuer, sponsor, depositor, underwriter and/or servicer of RMBS transactions. These cases include a class action lawsuit, actions by individual investors in RMBS, actions by monoline insurance companies that guaranteed payments of principal and interest for certain RMBS, and repurchase actions by RMBS trusts, trustees and/or investors. Although the allegations vary by lawsuit, plaintiffs in the class action and individual investor actions generally allege that the offering documents of securities issued by various RMBS securitization trusts contained material misrepresentations and omissions, including statements regarding the underwriting standards pursuant to which the underlying mortgage loans

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2015

19. Legal Proceedings (Continued)

were issued; monoline insurers allege that loans that collateralize RMBS they insured breached representations and warranties made with respect to the loans at the time of securitization and that they were fraudulently induced to enter into the transactions; and repurchase action plaintiffs generally allege breached representations and warranties in respect of mortgage loans and failure to repurchase such mortgage loans as required under the applicable agreements. In addition, a number of other entities have threatened to assert claims against the Company and/or its affiliates in connection with various RMBS issuances, and the Company and/or its affiliates have entered into agreements with some of those entities to toll the relevant statutes of limitations.

The Company and certain affiliates settled a number of mortgage-related civil litigation matters in 2015, including the following matters. In an order dated September 30, 2014, the US District Court for the Southern District of New York ("SDNY") granted preliminary approval to the settlement of the class action against the now defunct IndyMacBancorp and its affiliates ("IndyMac"), in which the Company was named a defendant. The SDNY held a final approval hearing on February 3, 2015. On February 23, 2015, the SDNY entered a final judgment and order of dismissal with prejudice, discontinuing the In re IndyMac Mortgage-Backed Securities Litigation. On October 9 and 15, 2015, the California state court presiding in the action brought by the Charles Schwab Corporation dismissed with prejudice all claims against the Company and its affiliates relating to $100 million of the RMBS at issue, and dismissed without prejudice the remaining claim against the Company relating to $25 million of the RMBS at issue. Thus, the entire action is dismissed. On November 16, 2015, a stipulation of discontinuance with prejudice was filed with the Supreme Court for the State of New York, New York County, discontinuing the action brought by Financial Guaranty Insurance Company ("FGIC") against the Company and one of its affiliates. FGIC guaranteed payments of principal and interest related to approximately $240 million of RMBS issued in offerings sponsored by Credit Suisse and submitted repurchase demands for loans with an original principal balance of approximately $37 million. On December 15, 2015, the US Court of Appeals for the Second Circuit, presiding over the appeal of the action brought by The Union Central Life Insurance Company and affiliated entities ("Union Central") in the SDNY, granted the stipulation withdrawing Union Central's appeal of the SDNY's dismissal with prejudice of all claims against the Company and its affiliates and employees, relating to approximately $65 million of RMBS. Thus, the entire action is dismissed with prejudice. Finally, in an order dated January 6, 2016, the SDNY granted preliminary approval to the settlement of the class action against the Company and certain affiliates and employees, New Jersey Carpenters Health Fund v. Home Equity Mortgage Trust 2006-5, which relates to two RMBS offerings, totaling approximately $1.6 billion, sponsored and underwritten by the Company and its affiliates. The settlement is still subject to final court approval.

Alternative Trading Systems. The Company has been responding to inquiries from various governmental and regulatory authorities concerning the operation of its alternative trading systems and other aspects of electronic trading, and has been cooperating with those requests. On January 31, 2016 and February 1, 2016, the United States Securities and Exchange Commission and State of New York Office of the Attorney General, respectively, announced settlements with the Company in three such inquiries. The Company will pay, on a without admitting-or-denying basis, a total of $84.3 million as part of a settlement of various matters related to the operation of its U.S.-based alternative trading systems and order handling practices, and related disclosures.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2015

19. Legal Proceedings (Continued)

Rates. The Company and affiliates have received information requests from regulators regarding the setting of LIBOR and other reference rates with respect to a number of currencies, as well as the pricing of certain related derivatives. The reference rates investigations have also included information requests from regulators concerning trading activities, information sharing, and the setting of benchmark rates in the foreign exchange (including electronic trading), sovereign and agency bonds, and commodities (including precious metals) markets. The Company and affiliates are cooperating fully with these investigations.

Furthermore, the Company and affiliates, as well as other financial institutions, have been named as defendants in civil class action lawsuits relating to the alleged manipulation of LIBOR, foreign exchange and ISDAFIX rates, and US treasury auctions. Additionally, the Company and affiliates, along with other financial institutions, have been named in civil class action lawsuits alleging that the defendants colluded to prevent the development of exchange trading for interest rate swaps.

Bank loan litigation. On January 3, 2010, the Company and other affiliates were named as defendants in a lawsuit filed in the US District Court for the District of Idaho by homeowners in four real estate developments, Tamarack Resort, Yellowstone Club, Lake Las Vegas and Ginn Sur Mer. The Company or affiliates arranged, and was the agent bank for, syndicated loans provided for all four developments, which have been or are now in bankruptcy or foreclosure. Plaintiffs generally allege that the Company and other affiliates committed fraud by using an unaccepted appraisal method to overvalue the properties with the intention to have the borrowers take out loans they could not repay because it would allow the Company and other affiliates to later push the borrowers into bankruptcy and take ownership of the properties. Plaintiffs demanded $24 billion in damages. Cushman & Wakefield, the appraiser for the properties at issue, is also named as a defendant. After the filing of amended complaints and motions to dismiss, the claims were significantly reduced. On September 24, 2013, the court denied the plaintiffs' motion for class certification so the case cannot proceed as a class action. On February 5, 2015, the court granted plaintiffs' motion for leave to file an amended complaint, adding additional individual plaintiffs. On November 20, 2015, the plaintiffs moved for partial summary judgment, which the defendants opposed on December 14, 2015. On December 18, 2015, the defendants filed motions for summary judgment. There is an August 2016 trial date.

The Company and other affiliates are also the subject of certain other related litigation regarding these four and other similar real estate developments. Such litigation includes two cases brought in Texas and New York state courts against the Company and other affiliates by entities related to Highland Capital Management LP ("Highland"). In the case in Texas state court, a jury trial was held on the claim for fraudulent inducement by affirmative misrepresentation and omission in December 2014. A verdict was issued for the plaintiff on its claim for fraudulent inducement by affirmative misrepresentation, but the jury rejected its claim of fraudulent inducement by omission. The Texas judge held a bench trial on the plaintiff's remaining claims in May and June 2015, and issued a $287 million verdict (including prejudgment interest) for the plaintiff on September 4, 2015. Both parties have filed notices of appeal from that judgment. In the case in New York state court, the court granted in part and denied in part the Company's summary judgment motion. Both parties appealed that decision but the appellate court affirmed the decision in full. Company affiliates separately sued Highland-managed funds on related trades and received a favorable judgment awarding both principal owed and prejudgment interest. Highland appealed the portion of the judgment awarding prejudgment interest; however the original decision was affirmed in its entirety. The parties have subsequently agreed to settle the amount owed by Highland-managed funds under the judgment.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Concluded)
December 31, 2015

19. Legal Proceedings (Continued)

CDS-related matters. In July 2013, the Directorate General for Competition of the European Commission (DG Comp) issued a Statement of Objections to various entities of thirteen CDS dealer banks, certain Markit entities and ISDA in relation to DG Comp's investigation into possible violations of competition law by certain CDS market participants. Certain Credit Suisse entities were among the named bank entities. In December 2015, DG Comp announced that it was closing the proceedings against the Credit Suisse entities and the other dealer banks without a finding of any wrongdoing, although the proceedings would continue against the Markit entities and ISDA.

In addition, certain affiliates, as well as other banks and entities, have been named defendants in a consolidated multi-district civil litigation proceeding in the SDNY alleging violations of antitrust law related to CDS. In September 2014, the court overseeing the litigation granted in part and denied in part the defendants' motion to dismiss, which allowed the case to proceed to discovery. On September 30, 2015, Credit Suisse and the other defendants executed agreements with the putative class action plaintiffs to settle this litigation. These agreements are subject to final court approval.

Further, an affiliate has received civil investigative demands from the DOJ.

20. Subsequent Events

The Company has evaluated the potential for subsequent events from December 31, 2015 through the date of issuance of the financial statements on February 26, 2016.